AR/S
12/31/01

RECD S.E.C.
APR 30 2002
1086

02036833

PROCESSED
MAY 21 2002
THOMSON
FINANCIAL
P

General Maritime Corporation

Annual Report 2001

FOUNDATION FOR FUTURE GROWTH







2001: A YEAR OF MILESTONES, THE







2001

A YEAR OF

MILESTONES

- Completed initial public offering with listing on New York Stock Exchange
- Acquired and integrated 15 tankers into our fleet
- Acquired technical management company, United Overseas Tankers Ltd.
- Established two credit facilities of $300 million and $165 million
- Increased depth of corporate management and operations team
- Reported net income of $51.2 million, or $1.70 per share

CORPORATE PROFILE

GENERAL MARITIME CORPORATION IS ONE OF THE WORLD'S LARGEST MID-SIZED TANKER COMPANIES. THE COMPANY PROVIDES INTERNATIONAL SEABORNE CRUDE OIL TRANSPORTATION SERVICES PRINCIPALLY WITHIN THE ATLANTIC BASIN AND OTHER GROWTH AREAS INCLUDING RUSSIA AND BLACK SEA. THE COMPANY HAS FULLY INTEGRATED COMMERCIAL MANAGEMENT AND TECHNICAL OPERATIONS, WHICH INCLUDE SUCH FUNCTIONS AS ENGINEERING, CHARTERING, MAINTENANCE AND SAFETY.

GENERAL MARITIME CURRENTLY WHOLLY OWNS AND OPERATES 29 MODERN TANKERS CONSISTING OF 24 AFRAMAX TANKERS AND 5 SUEZMAX TANKERS.

THE COMPANY'S FOCUS ON MID-SIZED TANKERS ENABLES IT TO:

- Earn relatively more stable rates than other classes of tankers
- Operate in virtually all ports
- Achieve economies of scale
- Leverage its experience to meet customer needs

Seated: Peter C. Georgiopoulos
Standing (from left to right):
John C. Georgiopoulos, John P. Tavlarios,
James C. Christodoulou



FINANCIAL HIGHLIGHTS AND OTHER DATA

	2001	2000	1999	1998	1997*
Net voyage revenues*	$165,029	$108,016	$ 54,734	$51,784	$11,971
Direct vessel expenses	42,140	23,857	19,269	15,684	3,010
General and administrative expenses	9,550	4,792	3,868	2,828	1,101
Depreciation and amortization	42,820	24,808	19,810	16,493	3,402
Other operating expenses	—	5,272	—	—	—
Operating income	70,519	49,287	11,787	16,779	4,458
Other expenses	1,822	—	—	—	—
Net interest expense	16,292	19,005	16,525	14,654	3,016
Extraordinary expense	1,184	—	—	—	—
Net income (loss)	51,221	30,282	(4,738)	2,125	1,442
Earnings per share					
Basic	$ 1.74	$ 1.60	$ (0.33)	$ 0.21	$ 0.42
Fully diluted	1.74	1.60	(0.33)	0.21	0.42
Net cash provided by operating activities	83,442	47,720	12,531	15,665	6,042
Adjusted EBITDA*	113,388	79,367	31,597	33,272	7,860
Weighted average number of vessels*	21.0	12.6	10.3	8.3	1.7
Fleet utilization*	96.2%	97.3%	95.9%	100.0%	99.5%

*See *Management's Discussion and Analysis of Financial Condition and Results of Operation* for definition.

NET VOYAGE REVENUE
(in millions of dollars)



$200
150
100
50
0
7.8
51.8
54.7
108.0
165.0
'97
'98
'99
'00
'01

ADJUSTED EBITDA
(in millions of dollars)



$120
100
80
60
40
20
0
7.9
33.3
31.6
79.4
113.3
'97
'98
'99
'00
'01

EARNINGS PER SHARE
(in dollars)



$2.00
1.50
1.00
.50
0
(.50)
.42
.21
(.33)
1.60
1.70
'97
'98
'99
'00
'01



CHAIRMAN'S LETTER TO SHAREHOLDERS

A Year of Milestones, a Foundation for Growth

2001 was a year of milestones for General Maritime. I am pleased and proud of our accomplishments during the year and the progress the Company has made in becoming a world-class tanker company. When the Company was founded, I identified several industry dynamics and together with the entire staff have worked diligently to successfully leverage our core strengths to take advantage of opportunities.

Our accomplishments during 2001 have further distinguished General Maritime in the industry and have formed the strong foundation for future growth. In addition to becoming a publicly traded New York Stock Exchange company, we have more than doubled the size of our fleet, strengthened our capital structure, acquired and integrated a technical management company and enhanced the depth of our management team. We were able to achieve these important milestones by staying committed to two goals: to become the leading player in the mid-sized tanker industry and to provide enduring value to our shareholders. We are well on our way to succeeding at both.

I'd like to briefly review our significant achievements for 2001 and give you my perspective on the Company's outlook for 2002.

Expanding Our Leadership Position

General Maritime is now one of the largest owners and operators of modern mid-sized tankers in the world. Early on, we identified consolidation as a strategy for success and profitability. As a financially strong company, we are in a unique position to take advantage of this strategy as opportunities arise. In 2001, we acquired 15 high-quality modern tankers, growing our fleet to 29. By operating a homogeneous fleet, we seek to leverage our expertise in an effort to enhance our commercial relationships and create economies of scale, designed to maximize profits.

During the past few years, a trend of consolidation has created fewer companies that are more able to satisfy the customer's increased demand for a higher level of safety and customer service. General Maritime has been part of this trend and will continue to be a driving force in the consolidation of the industry. Our company's modern fleet, operational excellence, and financial depth allows us to

"OUR STRONG BALANCE SHEET AND CAPITAL STRUCTURE POSITION US TO TAKE ADVANTAGE OF THE CURRENT TREND TOWARD CONSOLIDATION."

benefit from the rising demand for safe, high-quality tankers and operators and puts us in an excellent position to take advantage of consolidation opportunities that exist worldwide.

General Maritime's fleet of predominantly Aframax tankers has fortified our presence in the Atlantic basin, positioning us to benefit from the positive long-term fundamentals of that region. Our mid-sized tanker focus also provides us with deployment flexibility in other regions of expansion and should allow us to capitalize on changes in centers of oil production.

Further Strengthening Our Capital Structure

A strong yet flexible capital structure is essential to successfully operate in the dynamic tanker environment and make opportunistic acquisitions. Subsequent to going public last June, we further strengthened our capital structure by closing on two credit facilities that give us a strong and flexible balance sheet as we enter 2002. These credit facilities provide General Maritime with reserve borrowing power so we can tailor our capital structure to take advantage of changing market conditions. I am pleased to say that at year-end we were one of the least leveraged companies in our sector, with a net debt-to-total-capital ratio of 39%. Our strong balance sheet and capital structure position us to take advantage of the current trend toward consolidation.

Becoming a Fully Integrated Tanker Company

Due to industry factors such as the need for safety, accountability, environmentally friendly operations and the flight to quality, we believe that a company needs to have complete control over all aspects of its operations. To this end, we acquired United Overseas Tankers and fully integrated our commercial management with technical operations. With this unit as an integral part of our company, we have streamlined our operations and now offer our customers high-quality professional service from a seamless platform. Integration provides several benefits. We can now better control our fleet, more effectively manage costs and ensure across-the-board compliance with regulatory and customer requirements as well as maintain our own high professional and safety standards.

"OUR DYNAMIC AND DISCIPLINED TEAM COMBINES INDIVIDUALS WITH KNOWLEDGE OF FINANCE AND THE CAPITAL MARKETS WITH HIGHLY EXPERIENCED PERSONNEL IN CHARTERING AND OPERATIONS."

Enhancing Our Team

Another accomplishment that distinguishes General Maritime from many of its peers is the depth and professionalism of our management team and corporate staff. During 2001, we enhanced our team to meet the challenges of running a larger operation as well as the responsibilities of running a public company.

Our dynamic and disciplined team combines individuals with knowledge of finance and the capital markets, with highly experienced personnel in chartering and operations. Our technical, chartering and operations departments are led by seasoned executives with more than 100 years of combined experience in the shipping business.

Outlook for 2002

We have delivered on our promises in 2001 and have built the foundation for General Maritime to make progress in becoming a leading player in the industry. We are well positioned to continue to leverage our competitive strengths in a challenging industry that offers our shareholders and the Company the potential to succeed. Our philosophy in this challenging environment is simple: manage General Maritime for long-term growth and profitability. This guiding principle gives us the discipline and flexibility to capitalize on the opportunities that we expect to arise in order to enhance our market position.

Our core strengths should position us to continue our success into 2002 and beyond:

- A modern, mid-sized fleet that provides the Company with great versatility in regional deployment;
- A capital structure that positions the Company to operate in diverse rate environments and take advantage of and benefit from consolidation opportunities;
- Fully integrated commercial and technical operations led by highly experienced and committed team;
- A deployment strategy designed to provide the Company with stable cash flow as well as the ability to capitalize on improvements in spot rates.

As the industry continues to consolidate, the existing world tanker fleet continues to age, and the focus on safety and environmental standards intensifies, we will continue to seek

NUMBER OF VESSELS
IN FLEET


30
25
20
15
10
5
0
6
10
11
14
29
'97
'98
'99
'00
'01

NET DEBT TO BOOK
CAPITALIZATION


100%
80
60
40
20
0
70
70
61
54
41
'97
'98
'99
'00
'01

attractive opportunities to profitably grow and enhance our market position in 2002.

In Recognition of Our Team and Company Supporters

I would like to thank all of our customers and shareholders for supporting General Maritime during the last year. In particular, I would like to thank our management team and staff for their commitment and dedication.

When I founded General Maritime, I set out to build a company to be the most efficient, most profitable it could be, and it has been my vision to emerge as the leading player in this business. During 2001, General Maritime transformed itself from a small private company into a larger, publicly traded entity. This transformation would not have been possible without the hard work, knowledge and expertise of the people at General Maritime. The skills and experience of our team are assets in any circumstance, but never more so than in the challenging environment that we are facing in 2002. I believe that knowledge and expertise will enable us to take maximum advantage of industry trends.

As you will see in the following pages, the heart of General Maritime is not found in the steel of our ships, but in the drive and dedication of the individuals who are bringing us forward as a leader in our industry. I take great pride in the talent and experience of the team we have assembled, and would like to point out that these qualities extend well beyond the executive suite. The tremendous accomplishments of our management and staff in 2001 have set the stage for our continued evolution to become the leading player in the mid-sized tanker arena. Our solid industry reputation is a reflection of their energy and skill. My confidence in their ability and skill permits me the freedom to focus on strategically advancing General Maritime in this environment.

I look forward to sharing our future achievements with you.



Peter C. Georgiopoulos
Chairman, Chief Executive Officer and Director

LETTER FROM THE PRESIDENT

2001 was a very important year. Our accomplishments during the past twelve months have enabled us to transform General Maritime into a company with the operational strength and financial resources necessary to support our growth, as we strive to become the leading mid-sized tanker company.

Our operational strength was evident in 2001. The acquisition of United Overseas Tankers helped form the foundation of our strength, which is the seamless integration of commercial management with technical operations. This unified operational structure differentiates us from many of our competitors and was critical in enabling us to take delivery of 15 vessels during a sixty-day period and integrate them into our fleet. This integration was accomplished without sacrificing our superior safety and environmental protection record. In turn we were better able to meet the needs of our customers and begin the revenue-generating life of these vessels as part of General Maritime.

Another strength that was evident during the year was our chartering, technical and operations staff's unwavering focus on operating to the highest safety, and environmental standards. This commitment to excellence has enabled us to meet or exceed all industry standards. As part of our ongoing program of environmental and safety assurance, U.S. Coast Guard Rear Admiral Robert North (retired) has joined the Company as an advisor. We look forward to benefiting from his wealth of experience in international and domestic maritime safety issues, as well as his expansive knowledge in security and environmental protection matters.

General Maritime's solid track record for operating a fleet of high quality and safe vessels has enabled us to build strong lasting relationships with top customers. Being based in New York City gives us a geographic advantage over our competitors as we are closer to the oil majors, therefore providing us with greater accessibility. Throughout 2002, we will continue to collaborate with customers to identify innovative ways that we can help them meet all of their oil transportation requirements. As we continue to grow as a company, we look forward to increasing our customer base and developing similarly strong relationships with others in need of our services.

General Maritime has made much progress since its inception. While 2002 may be a year of challenges, I am confident that there will be many opportunities for us to advance our position in the industry.

I look forward to working with Peter and the rest of the team in maintaining our commitment to excellence through 2002 and beyond.

John P. Tavlarios
President, Chief Operating Officer and Director

THE

FOUNDATION

FOR FUTURE

GROWTH



"WE HAVE TRANSFORMED GENERAL MARITIME INTO A COMPANY WITH THE OPERATIONAL STRENGTH AND FINANCIAL RESOURCES NECESSARY TO SUPPORT OUR GROWTH, AS WE STRIVE TO BECOME THE LEADING MID-SIZED TANKER COMPANY."



JAMES C. CHRISTODOULOU

VICE PRESIDENT, CHIEF FINANCIAL OFFICER AND SECRETARY

"IT'S OUR JOB TO UNDERSTAND THE FINANCIAL IMPLICATIONS OF FLEET OPERATIONS AND CORPORATE DECISION MAKING, TO ENSURE THAT OUR RESOURCES ARE OPTIMALLY EMPLOYED TO CREATE MAXIMUM RETURN ON OUR INVESTMENTS FOR OUR SHAREHOLDERS."

STRONG FINANCIAL PLATFORM FOR CONTINUED GROWTH

The responsibilities and challenges of the finance department are more than just performing the important functions of accounting and ensuring compliance with Securities and Exchange Commission regulations. It's our job to understand the financial implications of fleet operations and corporate decision-making, and to ensure that our resources are optimally employed to create maximum returns on our investments for our shareholders. We carefully analyze past performance and emerging trends to make informed decisions designed to grow our company and increase earnings without adding unnecessary exposure to financial risk. Our goal is to provide more transparency in our reporting to give investors a clear understanding of our operations and a more accurate view of our past performance and future potential.

We experienced significant financial progress during the past year and are pleased with our results.

Our financial performance during 2001 has seen us lower our earnings break-even and increase our earnings per share contribution relative to changes in tanker freight rates. Our low break-even rate and strong EPS contribution are due to our low operating leverage, which is the direct result of our unified operational structure and cost containment strategies, as well as the financial benefits of our credit facilities.

Our operating cash flows remain strong and proper cash management will be an important part of our continued success. Our decision to expand our fleet or retire debt will depend on market conditions but will be driven by our unchanging objective to create long-term value.

Financial leverage and the proper use of debt are critical to the future performance of our company and providing returns to our shareholders. Our current net debt to book capitalization is well below the industry average and provides us with ample room to assume debt without jeopardizing stability.

Members of Our Finance Department



THE

FOUNDATION

FOR FUTURE

GROWTH

SOLID INFRASTRUCTURE IN PLACE



JOHN C. GEORGIOPOULOS

VICE PRESIDENT, CHIEF ADMINISTRATIVE OFFICER AND TREASURER

"2001 MARKED THE COMPLETION OF OUR MISSION TO BUILD A SOLID INFRASTRUCTURE ON WHICH GENERAL MARITIME CAN EXPAND ITS LEADERSHIP IN THE MID-SIZED TANKER MARKET.

FROM THE COORDINATION AND INTEGRATION OF OUR LEGAL AND REGULATORY FRAMEWORK TO THE MANAGEMENT OF OUR TWO WHOLLY OWNED SUBSIDIARIES AND OUR 29 SPECIAL PURPOSE ENTITIES, THE ADMINISTRATIVE FOUNDATION WE HAVE TODAY IS A DIRECT RESULT OF THE SUCCESS OUR TEAM HAS HAD IN IMPLEMENTING STRONG SYSTEMS AND CONTROLS.

OUR ACCOMPLISHMENTS IN BUILDING A SOLID ADMINISTRATIVE INFRASTRUCTURE DISCIPLINE WILL HELP US MAINTAIN THE BALANCE WE HAVE INSTILLED IN OUR OPERATIONS AS WE PROGRESS TO THE NEXT LEVEL AS A WORLD CLASS TANKER COMPANY."

EXPERIENCED TECHNICAL, CHARTERING AND OPERATIONS MANAGEMENT



LEFT TO RIGHT: JOHN N. MORTSAKIS, JOHN M. RAMISTELLA, CAPTAIN KEVIN COYNE

"READING THE TANKER FREIGHT MARKETS IS ONE OF THE MOST IMPORTANT THINGS THAT WE DO. AS MARKETS BECOME MORE VOLATILE, THIS CAPABILITY BECOMES MORE IMPORTANT. WHILE WE CANNOT ALWAYS KNOW WITH CERTAINTY WHERE THE MARKETS ARE GOING, WE CAN INTERPRET CURRENT CONDITIONS AND RESPOND APPROPRIATELY TO BENEFIT THE COMPANY, AND ULTIMATELY SHAREHOLDERS. OUR CHARTERING TEAM'S KNOWLEDGE AND EXPERTISE HAS BEEN AN ASSET TO GENERAL MARITIME IN THIS ENVIRONMENT, ENABLING US TO TAKE ADVANTAGE OF MARKET DYNAMICS IN A WAY THAT THOSE LESS EXPERIENCED MAY NOT BE ABLE TO. WE SEEK TO ANTICIPATE OUR CUSTOMERS' OIL TRANSPORTATION NEEDS AND RESPOND QUICKLY TO NEW OPPORTUNITIES."

—JOHN M. RAMISTELLA, VICE PRESIDENT, CHARTERING

"OUR EMPHASIS ON ADHERING TO RIGOROUS MAINTENANCE, ENGINEERING AND TECHNICAL STANDARDS HAS BEEN AN IMPORTANT ELEMENT IN BUILDING OUR STRONG INDUSTRY REPUTATION. GENERAL MARITIME'S ACQUISITION OF UNITED OVERSEAS TANKERS, WHICH GIVES US BETTER OVERSIGHT ON ALL OF THE COMPANY'S OPERATIONS, REFLECTS THE COMPANY'S COMMITMENT TO HIGH TECHNICAL STANDARDS. THE SEAMLESS BLENDING OF TECHNICAL, CHARTERING AND OPERATIONAL ASPECTS OF THE COMPANY ENHANCES MANAGEMENT'S ABILITY TO KEEP ITS FINGER ON THE PULSE OF THE BUSINESS AND ENSURE ITS ONGOING HEALTH."

—JOHN N. MORTSAKIS, VICE PRESIDENT OF TECHNICAL OPERATIONS

"OUR GOAL IS TO BE THE FIRST CHOICE OF THE MAJOR OIL COMPANIES FOR CRUDE OIL TRANSPORTATION. IN CONJUNCTION WITH OUR TECHNICAL DEPARTMENT, THE OPERATIONS DEPARTMENT WORKS HARD TO ENSURE THAT THE WORKINGS OF THE FLEET ADHERE TO THE HIGHEST STANDARDS. ONCE A SHIP IS CHARTERED, OUR DEPARTMENT IS RESPONSIBLE FOR ENSURING THAT THE VOYAGE GOES WELL AND WITHOUT INCIDENT. THE GREATEST TESTAMENT TO OUR WORK IS FOUND IN REMAINING INVISIBLE TO THE CUSTOMER WHICH IS ACHIEVED WHEN WE DO OUR JOB RIGHT AND OVERSEE A WELL-RUN AND TIMELY VOYAGE. IN TRACKING THE DAY-TO-DAY PROGRESS OF OUR SHIPS, WE ARE IMMEDIATELY RESPONSIVE TO ANY PROBLEMS OR ISSUES SHOULD THEY ARISE."

—CAPTAIN KEVIN COYNE, HEAD OF MARINE OPERATIONS



GENMAR SPARTIATE LIGHTERING ON TO THE *GENMAR GEORGE*

GENERAL MARITIME WILL REMAIN FOCUSED ON SERVING ITS CUSTOMERS WITH ITS MODERN AND SAFE FLEET.

A MODERN AND FLEXIBLE FLEET

General Maritime's unique approach to the market is complemented by its modern and flexible fleet. By focusing on the mid-sized market, General Maritime seeks to attain more stable rates, better operational flexibility and greater potential for global expansion. In response to the market, General Maritime's fleet can be flexibly deployed either in the spot market or in time charters.

General Maritime's fleet is composed primarily of Aframax ships. The average age of the Company's fleet at year-end was 11.6 years. The Company is committed to growing its fleet with high-quality vessels with a substantial remaining lifespan.

As the youth and high quality of General Maritime's fleet offer customers a high level of safety assurance and environmental protection, the Company is well-positioned to benefit from the phase-out of older vessels mandated by the International Maritime Organization. This mandate is in response to the increasing international focus on safety and environmental protection. The IMO has passed regulations mandating the removal of single hull tankers over 25 years of age from the world fleet.

Going forward, General Maritime will remain focused on serving its customers with a fleet that is modern, flexible and safe.

Members of Our Chartering Department



GENERAL MARITIME PRIDES ITSELF ON ITS STRONG CUSTOMER RELATIONSHIPS

The underpinnings of General Maritime's strong ties with its customers are clear. By offering its customers outstanding professional service, modern tonnage and consistent compliance with high technical standards, General Maritime enjoys a high level of acceptance among charterers. This has thrust the company forward from a small tanker company to one of the largest mid-sized oil tanker companies in the world.

The trust and reputation that General Maritime has built with blue-chip firms is a key differentiator in the industry. Not many firms can match General Maritime's level of professionalism and service. During the last decade, the Company has prided itself on the positive relationships it has built and maintained with most of the oil majors, including Exxon Mobil, Chevron, Texaco, CITGO Petroleum, and Phillips Petroleum. General Maritime shares in the commitment of these companies to transport crude oil safely, while protecting the environment. These companies know that General Maritime can be relied upon to deliver cargo in a timely manner, with low probability of incidents during the voyage. In the rare instances of repairs or other attention needed during the voyage, General Maritime is able to respond quickly and efficiently.

The company looks forward to maintaining its strong customer base going forward, with the desire and intent to develop new relationships with other companies as its position in the industry grows.

General Maritime Officers On The Bridge





AS GENERAL MARITIME LOOKS TOWARD THE FUTURE, IT WILL CONTINUE TO WORK HARD TO MAINTAIN ITS STRONG CUSTOMER BASE WHILE DEVELOPING NEW RELATIONSHIPS WITH ADDITIONAL COMPANIES.

THE

FOUNDATION

FOR FUTURE

GROWTH



BOARD OF DIRECTORS

Back Row (from left to right): STEPHEN A. KAPLAN, PETER C. GEORGIOPOULOS, REX W. HARRINGTON, JOHN P. TAVLARIOS
Front Row (from left to right): WILLIAM J. CRABTREE, PETER S. SHAERF
Missing: SIR PETER G. CAZALET

Set forth below are selected historical consolidated and other data of General Maritime Corporation at the dates and for the fiscal years shown.

	2001	For Year Ended December 31, 2000	1999	1998	Eleven Months Ended December 31, 1997(1)
INCOME STATEMENT DATA *(dollars in thousands)*					
Voyage revenues	$ 217,128	$132,012	$ 71,476	$ 62,031	$ 12,436
Operating expenses					
Voyage expenses	52,099	23,996	16,742	10,247	465
Direct vessel expenses	42,140	23,857	19,269	15,684	3,010
General and administrative expenses	9,550	4,792	3,868	2,828	1,101
Depreciation and amortization	42,820	24,808	19,810	16,493	3,402
Other operating expenses	—	5,272	—	—	—
Total operating expenses	146,609	82,725	59,689	45,252	7,978
Operating income	70,519	49,287	11,787	16,779	4,458
Other expenses	1,822	—	—	—	—
Net interest expense	16,292	19,005	16,525	14,654	3,016
Income before extraordinary expense	52,405	30,282	(4,738)	2,125	1,442
Extraordinary expense	1,184	—	—	—	—
Net Income (loss)	$ 51,221	$ 30,282	$ (4,738)	$ 2,125	$ 1,442
BALANCE SHEET DATA at end of period *(dollars in thousands)*					
Cash	$ 17,186	$ 23,523	$ 6,842	$ 6,411	$ 3,291
Total current assets	43,252	37,930	13,278	12,121	6,286
Total assets	847,715	438,922	351,146	345,633	194,340
Current liabilities	82,502	41,880	28,718	21,663	16,056
Current portion of long term debt	73,000	33,050	20,450	18,982	13,950
Long-term debt(2)	339,600	241,785	202,000	241,625	135,550
Weighted average long-term debt for period	283,255	233,010	219,008	203,398	46,679
Total shareholders' equity	495,690	186,910	125,878	99,650	55,543
OTHER FINANCIAL DATA *(dollars in thousands)*					
Adjusted EBITDA(3)	$ 113,388	$ 79,367	$ 31,597	$ 33,272	$ 7,860
Net cash provided by operating activities	83,442	47,720	12,531	15,665	6,042
Net cash used in investing activities	(261,803)	(85,865)	(18,688)	(159,206)	(189,716)
Net cash provided by financing activities	172,024	54,826	6,588	146,661	186,965
Capital expenditures:					
Vessel purchases, gross	(256,135)	(85,500)	(18,200)	(158,700)	(189,716)
Drydocking	(3,321)	(3,168)	(4,074)	(250)	—

(continued)

	2001	2000	1999	1998	Eleven Months Ended December 31, 1997[1]
		For Year Ended December 31,			
FLEET DATA					
Total number of vessels at end of period	29	14	11	10	6
Weighted average number of vessels[4][6]	21.0	12.6	10.3	8.3	1.7
Total voyage days for fleet[5][6]	7,374	4,474	3,603	3,030	620
Total calendar days for fleet[6][7]	7,664	4,599	3,756	3,030	623
Fleet utilization[8]	96.2%	97.3%	95.9%	100%	99.5%
AVERAGE DAILY RESULTS					
Time charter equivalent[9]	$ 22,380	$ 24,143	$ 15,191	$ 17,090	$ 19,308
Total vessel operating expenses[10]	6,745	6,229	6,160	6,110	6,599
Adjusted EBITDA[3]	14,788	17,257	8,412	10,981	12,616
PER SHARE DATA[11] *(dollars in thousands, except share data)*					
Net income (loss)	$ 51,221	$ 30,282	$ (4,738)	$ 2,125	$ 1,442
Basic	1.74	1.60	(0.33)	0.21	0.42
Fully diluted	1.74	1.60	(0.33)	0.21	0.42
Weighted average for basic and fully diluted	30,144,709	18,877,822	14,238,531	10,166,389	3,430,084

1) Since our inception on February 1, 1997.

2) Long term debt is inclusive of current portion of long term debt for the relevant period. In 1999, it excludes a $15 million note payable to one of our shareholders, which was cancelled and contributed to our capital in June 2000.

3) Adjusted EBITDA represents net voyage revenues less direct vessel expenses and general and administrative expenses excluding other expenses. Adjusted EBITDA is included because it is used by certain investors to measure a company's financial performance. Adjusted EBITDA is not an item recognized by GAAP, and should not be considered as an alternative to net income or any other indicator of a company's performance required by GAAP. The definition of Adjusted EBITDA used here may not be comparable to that used by other companies.

4) Weighted average number of vessels is the average number of vessels that constituted our fleet for that year, as measured by the sum of the number of days each vessel was part of our fleet divided by the number of calendar days in that year.

5) Voyage days are the total days our vessels were in our possession, net of off-hire days associated with major repairs, drydockings or special surveys.

6) Reflects an extra day in 2000, which was a leap year.

7) Calendar days are the total days our vessels were in our possession, including off-hire days associated with major repairs, drydockings or special surveys.

8) Fleet utilization is the percentage of time that the vessels in our possession were available for revenue generating voyages and is determined by dividing voyage days by calendar days.

9) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating time charter equivalent is consistent with industry standards and is determined by dividing net voyage revenue by voyage days for the time period. Net voyage revenues are voyage revenues minus voyage expenses. Voyage expenses primarily consist of commissions and port, canal and fuel costs that are unique to a particular voyage, which otherwise would be paid by a charterer under a time charter.

10) Total vessel operating expenses are our total expenses associated with operating our vessels. We determine total vessel operating expenses by dividing the sum of direct vessel expenses and general and administrative expenses by calendar days.

11) Basic earnings/(loss) per share are computed by dividing net income/(loss) by the weighted average number of shares of common share outstanding during the year. Diluted income/(loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. There were no dilutive securities outstanding during the years presented.

This report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management's current expectations and observations. Included among the factors that, in our view, could cause actual results to differ materially from the forward-looking statements contained in this report are the following: changes in demand or material decline in rates in the tanker market: changes in production of or demand for oil and petroleum products, generally or in particular regions, greater than anticipated levels of tanker newbuilding orders or lower than anticipated rates of tanker scrapping; changes in rules and regulations applicable to the tanker industry, including, without limitation, legislation adopted by international organizations such as the International Maritime Organization and the European Union or by individual countries; actions taken by regulatory authorities; changes in trading patterns significantly impacting overall tanker tonnage requirements; changes in the typical seasonal variations in tanker charter rates; changes in the cost of other modes of oil transportation; changes in oil transportation technology; increases in costs including without limitation: crew wages, insurance, provisions, repairs and maintenance, changes in general domestic and international political conditions; changes in the condition of our vessels or applicable maintenance or regulatory standards (which may affect, among other things, our anticipated drydocking or maintenance and repair costs); and other factors listed from time to time in our filings with the Securities and Exchange Commission. For a description of some of these factors, see the discussion under the heading "Item 1—Business—Additional Factors That May Affect Future Results" in our annual report on Form 10-K filed April 1, 2002.

Because the limited partnerships through which we were operated prior to June 12, 2001 were generally treated as flow through entities for U.S. income tax purposes during the period prior to our recapitalization, our income was passed through to the partners of the limited partnerships. In addition, we believe that we qualify for an exemption pursuant to Section 883 of the U.S. Internal Revenue Code of 1986 and, as a result, will not be subject to federal income tax in the United States on our shipping income. We also believe that we will not be subject to the U.S. federal tax equal to 2% of our gross shipping income from transportation beginning or ending in the United States. Accordingly, liability for U.S. income tax is not reflected in our financial statements or in the discussion below, and we have not included a pro forma discussion showing the effects of any projected U.S. income taxes. For further information, see the discussion under the heading "Item 1—Business—Additional Factors That May Affect Future Results—Portions of our income..." in our annual report on Form 10-K filed April 1, 2002.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following is a discussion of our financial condition and results of operations for the years ended December 31, 2001 and 2000, and for the years ended December 31, 2000 and 1999. You should consider the foregoing when reviewing the consolidated financial statements and this discussion. You should read this section together with the consolidated financial statements including the notes to those financial statements for the years mentioned above.

For discussion and analysis purposes only, we evaluate performance using net voyage revenues. Net voyage revenues are voyage revenues minus voyage expenses. Voyage expenses primarily consist of commissions, port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter. We believe that presenting voyage revenues, net of voyage expenses, neutralizes the variability created by unique costs associated with particular voyages or the deployment of vessels on time charter or on the spot market and presents a more accurate representation of the revenues generated by our vessels.

We actively manage the deployment of our fleet between spot charters, which generally last from several days to several weeks, and time charters, which can last up to several years. A spot charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed upon total amount. Under spot charters, we pay voyage expenses such as port, canal and fuel costs. A time charter is generally a contract to charter a vessel for a fixed period of time at a set daily rate. Under time charters, the charterer pays voyage expenses such as port, canal and fuel costs. We primarily operate in the Atlantic basin, which includes ports in the Caribbean, South and Central America, the United States, Western Africa and the North Sea. We also currently operate four vessels in the Black Sea which we believe will enable us to take advantage of opportunities in that market.

We strive to optimize the performance of our fleet through the deployment of our vessels in both time charters and in the spot market. Vessels operating on time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions. Vessels operating in the spot market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvement in tanker rates.

In the past we have also deployed our vessels on bareboat contracts whereby we lease vessels for a set period of time and the charterer bears all operating expenses including crew and drydocking costs. Although revenues and net voyage revenues are lower under this type of contract, operating income is generally equivalent to operating income generated from time charters during comparable periods.

Our voyage revenues and voyage expenses are recognized ratably over the duration of the voyages and the lives of the charters, while direct vessel expenses are recognized when incurred. We recognize the revenues of time charters that contain rate escalation schedules at the average rate during the life of the contract. Time charter equivalent, or "TCE," rates are calculated by dividing net voyage revenue by the aggregate number of vessel operating days that we owned each vessel. We also generate demurrage revenue, which represents fees charged to charterers associated with our spot voyages when the charterer exceeds the agreed upon time required to load or discharge a cargo. Corporate income and expenses, which include general and administrative and net interest expense, are allocated to vessels on a pro rata basis based on the number of months that a vessel was owned. Daily direct vessel operating expenses and daily general and administrative expenses are calculated by dividing the total expenses by the aggregate number of calendar days that we owned each vessel for the period.

We depreciate our vessels on a straight-line basis over their estimated useful lives determined to be 25 years from the date of their initial delivery from the shipyard. Depreciation is based on cost less the estimated residual scrap value of $125 per lightweight ton. We capitalize the total costs associated with a drydock and amortize these costs on a straight-line basis over the period between drydockings. Our expenditures for major maintenance and repairs are capitalized if the work extends the operating life of the vessel or materially improves the vessel's performance, otherwise costs are expensed as incurred. Total expenses associated with replaced parts are capitalized, less the depreciated value of the old part being replaced, and are depreciated on a straight line basis over the shorter of the remaining life of the new part or vessel.

We acquired 29 of our vessels as well as our two management company subsidiaries in a series of recapitalization transactions described above in the heading "Item 1—Business—Business Strategy" in our annual report on Form 10-K filed April 1, 2002. Some of the recapitalization transactions included transactions with entities in which Peter C. Georgiopoulos, our Chairman and Chief Executive Officer, had an interest.

RESULTS OF OPERATIONS

Margin analysis for the indicated items as a percentage of net voyage revenues for year ended December 31, 2001 and 2000, and the year ended December 31, 2000 and 1999 is set forth in the table below.

Income Statement Margin Analysis
(% of Net Voyage Revenues)

	Year Ended December 31,		
	2001	2000	1999
Net voyage revenues[1]	100%	100%	100%
Operating expenses			
Direct vessel expenses	25.5	22.1	35.2
General and administrative expenses	5.8	4.4	7.1
Other operating expense	0.0	4.9	0.0
Depreciation and amortization	25.9	23.0	36.2
Total operating expenses	57.2	54.4	78.5
Operating income	42.8	45.6	21.5
Other expense	1.1	0.0	0.0
Net interest expense	9.9	17.6	30.2
Income before extraordinary expense	31.8	28.0	(8.7)
Extraordinary expense	0.7	0.0	0.0
Net income	31.1	28.0	(8.7)
Adjusted EBITDA[2]	68.7	73.5	57.7

(1) Net voyage revenues are voyage revenues minus voyage expenses. Voyage expenses primarily consist of commissions, port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter. The following table sets forth the voyage revenues and voyage expenses for the periods listed.

	Year Ended December 31,		
(dollars in thousands)	2001	2000	1999
Voyage Revenues	$217,128	$132,012	$ 71,476
Voyage Expenses	(52,099)	(23,996)	(16,742)
Net Voyage Revenues	$165,029	$108,016	$ 54,734

(2) Adjusted EBITDA represents net voyage revenues less direct vessel expenses and general and administrative expenses excluding other income or expenses. Adjusted EBITDA is included because it is used by certain investors to measure a company's financial performance. Adjusted EBITDA is not an item recognized by GAAP, and should not be considered as an alternative to net income or any other indicator of our performance required by GAAP. The definition of Adjusted EBITDA used here may not be comparable to that used by other companies.

"Same Fleet" data consists of financial and operational data only from those vessels that were part of our fleet for both complete periods under comparison. Management believes that this presentation facilitates a more accurate analysis of operational and financial performance of vessels after they have been completely integrated into the our operations. Same Fleet data is provided for comparison of the years ended December 31, 2001 and 2000, and the years ended December 31, 2001 and 2000. The vessels which comprise the Same Fleet for periods not directly compared are not necessarily the same. As a result, comparison of Same Fleet data provided for periods which are not directly compared in the table below will not yield meaningful results.

Same Fleet Analysis

	Year Ended December 31,		*Year Ended December 31,*	
	2001	2000	2000	1999
INCOME STATEMENT DATA				
(dollars in thousands)				
Net voyage revenues	$95,576	$87,896	$78,006	$53,999
Direct vessel expenses	23,043	20,833	19,159	18,678
INCOME STATEMENT MARGIN ANALYSIS				
(% of net voyage revenues)				
Direct vessel expenses	24.1%	23.7%	24.5%	34.6%
Adjusted EBITDA	70.8%	71.6%	70.8%	58.7%
OTHER FINANCIAL DATA				
(dollars in thousands)				
Adjusted EBITDA	$67,703	$62,928	$55,207	$31,688
FLEET DATA				
Weighted average number of vessels	11.0	11.0	10.0	10.0
Total calendar days for fleet	4,015	4,026	3,660	3,650
Total voyage days for fleet	3,871	3,918	3,552	3,511
Total time charter days for fleet	1,677	2,174	2,174	1,738
Total spot market days for fleet	2,194	1,744	1,378	1,773
Capacity utilization	96.4%	97.3%	97.0%	96.2%
AVERAGE DAILY RESULTS				
TCE	$24,690	$22,434	$21,961	$15,380
Direct vessel expenses	5,739	5,175	5,235	5,117
Adjusted EBITDA	16,863	15,631	15,052	8,651

YEAR ENDED DECEMBER 31, 2001 COMPARED TO THE YEAR ENDED DECEMBER 31, 2000

Voyage Revenues—Voyage revenues increased by $85.1 million, or 64.5%, to $217.1 million for the year ended December 31, 2001, compared to $132.0 million for the year ended December 31, 2000. This increase is due to the increase in the number of vessels in our fleet during 2001 compared to 2000. The average size of our fleet increased 66.8% to 21.0 tankers during 2001 compared to 12.6 tankers during 2000.

Voyage Expenses—Voyage expenses increased $28.1 million, or 117%, to $52.1 million for the year ended December 31, 2001, compared to $24.0 million for the year ended December 31, 2000. This increase is primarily due to the increase in the number of vessels in our fleet as well as the mix of deployment of our vessels operating on time charter contracts or in the spot market. The increase in our voyage expenses is primarily the result of the increase in revenues generated on the spot market and the number of days that our vessels operated in the spot market for the year ended December 31, 2001, compared to the year ended December 31, 2000. Under spot voyages, we are responsible for voyage expenses which are otherwise borne by the charterer under a time charter contract.

Net Voyage Revenues—Net voyage revenues, which are voyage revenues minus voyage expenses, increased by $57.0 million, or 52.8%, to $165.0 million for the year ended December 31, 2001 compared to $108.0 million for the year ended December 31, 2000. This increase is due to the overall growth of our fleet. The average size of our fleet increased 66.8% to 21.0 tankers during 2001, compared to 12.6 tankers during 2000, while our average TCE rates declined 7.3% to $22,380 during 2001, compared to $24,143 during 2000. Our average TCE rates declined in the fourth quarter of 2001 as compared to the third quarter, and we continued to experience downward pressure on our average TCE rates during January and February 2002. The total increase in our net voyage revenues of $57.0 million resulted from an increase of $7.7 million in our Same Fleet revenues, an increase of $9.0 million from the full year of operations of three vessels acquire during 2000 and are not considered Same Fleet, and $40.3 million from vessels that we acquired during 2001. During 2000 we acquired the *Genmar Zoe* in May, the *Genmar Macedon* in June and the *Genmar Spartiate* in July. During 2001 we acquired the *Genmar Alexandra, Genmar Hector, Genmar Pericles, West Virginia, Kentucky* and *Genmar Spirit* in June, the *Stavanger Prince, Genmar Nestor, Genmar Star, Genmar Trust, Genmar Champion* and *Genmar Leonidas* in July, and the *Genmar Trader, Genmar Endurance* and *Genmar Challenger* in August. Our fleet consisted of 29 vessels (24 Aframax, five Suezmax) for the year ended December 31, 2001, compared to 14 vessels (nine Aframax, five Suezmax) for the year ended December 31, 2000. The average size of our fleet increased 66.8% to 21.0 vessels (16.0 Aframax, 5.0 Suezmax) for the year ended December 31, 2001, compared to 12.6 vessels (9.0 Aframax, 3.6 Suezmax) for the year ended December 31, 2000.

On an Overall Fleet Basis:

- Average daily time charter equivalent rate per vessel decreased by $1,763, or 7.3%, to $22,380 for the year ended December 31, 2001 ($21,053 Aframax, $26,905 Suezmax), compared to $24,143 for the year ended December 31, 2000 ($22,294 Aframax, $28,975 Suezmax).
- $45.8 million, or 27.8%, of net voyage revenue was generated by time charter contracts ($43.4 million Aframax, $2.4 million Suezmax) and $119.2 million, or 72.2%, was generated in the spot market ($76.6 million Aframax, $42.6 million Suezmax) for the year ended December 31, 2001, compared to $39.8 million, or 36.9%, of our net voyage revenue generated by time charter contracts ($25.3 million Aframax, $14.5 million Suezmax), and $68.2 million, or 63.1%, generated in the spot market ($46.9 million Aframax, $21.3 million Suezmax) for the year ended December 31, 2000.
- Vessels operated an aggregate of 1,991 days, or 27.0%, on time charter contracts (1,894 days Aframax, 97 days Suezmax) and 5,383 days, or 73.0%, in the spot market (3,808 days Aframax, 1,575 days Suezmax) for the year ended December 31, 2001, compared to 2,174 days, or 48.6%, on time charter contracts (1,533 days Aframax, 641 days Suezmax) and 2,300 days, or 51.4%, in the spot market (1,703 days Aframax, 597 days Suezmax) for the year ended December 31, 2000.
- Average daily time charter rates were $23,025 for the year ended December 31, 2001 ($22,932 Aframax, $24,851 Suezmax), compared to average daily time charter rates of $18,302 for the year ended December 31, 2000 ($16,477 Aframax, $22,665 Suezmax). This increase is due to the expiration of some of our time charter contracts and the introduction of new contracts that reflect the time charter rates prevalent at that time.
- Average daily spot rates were $22,141 for the year ended December 31, 2001 ($20,118 Aframax, $27,032 Suezmax), compared to average daily spot rates of $29,665 for the year ended December 31, 2000 ($27,531 Aframax, $35,751 Suezmax).

The following table summarizes the portion of our fleet that was on time charter as of March 1, 2002:

Vessel	Expiration Date	Average Daily Rate(1)
Genmar Boss*	September 24, 2002(2)	Market Rate(3)
Genmar Alexandra	February 20, 2003(2)	Market Rate(4)
Genmar George*	May 24, 2003(5)	$20,000
Genmar Ajax*	August 12, 2003	$23,000

* *"Same Fleet" vessel*

(1) Includes commissions of 1.25%.

(2) Termination date is plus or minus 15 days.

(3) The charter provides for a floating rate based on weekly spot market related rates.

(4) The charter provides for a floating rate based on weekly spot market related rates which can be no less than $16,000 per day and no more than $22,000 per day.

(5) Termination date is plus or minus 30 days.

Since September 30, 2001, the time charter contracts of three of our vessels have expired and those vessels are now operating on the spot market. The time charter contracts for the *Stavanger Prince, Genmar Commander* and *Genmar Sun* expired on January 7, February 5, and February 25, 2002, respectively, and those vessels are currently operating on the spot market. We continually evaluate the time charter market for available contracts and are seeking attractive opportunities to place additional vessels on time charter contracts. To date, current available contracts have not in our judgment provided favorable opportunities.

Of our net voyage revenues for the year ended December 31, 2001 of $165.0 million, $95.6 million was attributable to our Same Fleet. Same Fleet for the year ended December 31, 2001 and 2000 consisted of 11 vessels (nine Aframax, two Suezmax). Same Fleet net voyage revenues increased by $7.7 million, or 8.7%, to $95.6 million for the year ended December 31, 2001 compared to $87.9 million for the year ended December 31, 2000. This increase is attributable to changes in our average spot and time charter tanker rates for the year ended December 31, 2001, compared to those for the year ended December 31, 2000 and changes in the deployment of our fleet.

On a Same Fleet Basis:

- Average daily time charter equivalent rate per vessel increased by $2,256, or 10.1%, to $24,690 for the year ended December 31, 2001 ($24,788 Aframax, $24,214 Suezmax), compared to $22,434 for the year ended December 31, 2000 ($22,294 Aframax, $23,095 Suezmax).
- $40.8 million, or 42.7%, of net voyage revenue was generated by time charter contracts ($38.4 million Aframax, $2.4 Suezmax) and $54.8 million, or 57.3%, was generated in the

spot market ($41.3 million Aframax, $13.5 million Suezmax) for the year ended December 31, 2001, compared to approximately $39.8 million, or 45.3%, of our net voyage revenue generated by time charter contracts ($25.3 million Aframax, $14.5 million Suezmax), and $48.1 million, or 54.7%, generated in the spot market ($46.9 million Aframax, $1.2 million Suezmax) for the year ended December 31, 2000.

- Vessels operated an aggregate of 1,677 days, or 43.3%, on time charter contracts (1,580 days Aframax, 97 days Suezmax) and 2,194 days or 56.7%, in the spot market (1,634 days Aframax, 560 days Suezmax) for the year ended December 31, 2001, compared to 2,174 days, or 55.5%, on time charter contracts (1,553 days Aframax, 641 days Suezmax) and 1,744 days, or 44.5%, in the spot market (1,703 days Aframax, 41 days Suezmax) for the year ended December 31, 2000.
- Average daily time charter rates were $24,311 for the year ended December 31, 2001 ($24,278 Aframax, $24,851 Suezmax), compared to average daily time charter rates of $18,302 for the year ended December 31, 2000 ($16,477 Aframax, $22,665 Suezmax). This increase is due to the expiration of some or our time charter contracts and the introduction of new contracts that reflect the time charter rates prevalent at that time.
- Average daily spot rates were $24,980 for the year ended December 31, 2001 ($25,281 Aframax, $24,103 Suezmax), compared to average daily spot rates of $27,585 for the year ended December 31, 2000 ($27,531 Aframax, $29,824 Suezmax).

Direct Vessel Expenses—Direct vessel expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs increased by $18.2 million, or 76.2% to $42.1 million for the year ended December 31, 2001, compared to $23.9 million for the year ended December 31, 2000. This increase is primarily due to the growth of our fleet. On a daily basis, direct vessel expenses per vessel increased by $312, or 6.0% to $5,499 for the year ended December 31, 2001 ($5,171 Aframax, $6,547 Suezmax), compared to $5,187 for the year ended December 31, 2000 ($4,989 Aframax, $5,688 Suezmax) primarily as the result of an increase in maintenance and repairs of newly acquired vessels. Same Fleet direct vessel expenses increased $2.2 million, or 10.6%, to approximately $23.0 million for the year ended December 31, 2001, compared to $20.8 million the year ended December 31, 2000. This increase is primarily the result of higher crew costs and expenses associated with restocking the provisions and stores of these vessels upon assuming of technical management of them from an unrelated third party management company, as well as a supplemental insurance call associated with our protection and indemnity insurance club. On a daily basis, Same Fleet direct vessel expenses per vessel increased $564, or 10.9% to $5,739 ($5,525 Aframax, $6,702 Suezmax), compared to $5,175 ($4,989 Aframax, $6,011 Suezmax) for the year ended December 31, 2001, compared to the year ended December 31, 2000. Our direct vessel expenses depend on a variety of factors, many of which are beyond our control and affect the entire shipping industry. We anticipate that daily direct vessel operating expenses will increase during 2002 primarily due to increases in insurance costs and enhanced security measures implemented after September 11, 2001 as well as increases in maintenance and repairs. See below under the heading "Liquidity and Capital Resources."

General and Administrative Expenses—General and administrative expenses increased by $4.8 million, or 100%, to $9.6 million for the year ended December 31, 2001, compared to $4.8 million for the year ended December 31, 2000. This increase is primarily due to an increase in payroll expenses including the increase in the number of personnel in connection with the growth of our fleet for year ended December 31, 2001, compared to the year ended December 31, 2000. Daily general and administrative expenses increased $204 or 19.6% to $1,246 for the year ended December 31, 2001, compared to $1,042 for the year ended December 31, 2000, primarily as a result of an increase in payroll expenses including an increase in the number of personnel in connection with the growth of our fleet for year ended December 31, 2001, compared to the year ended December 31, 2000, as well as the effect of building our infrastructure in preparation for future growth of the fleet. General and administrative expenses are incurred prior to the acquisition and subsequent to the sale of a vessel; therefore, during periods of changes in the size of our fleet these daily expenses increase relative to the number of days that a vessel is owned.

Other Operating Expenses—During the year ended December 31, 2000, we expensed $5.3 million in contract termination fees and other related costs associated with the termination of three of our time charter contracts relating to one Aframax tanker and two Suezmax tankers. We replaced the Aframax time charter, which was chartered through February 2002 at a rate of $18,750 per day, with a new time charter, which is chartered through the same period at a rate of $24,300 per day. The two Suezmax tankers were chartered through September 2001 and May 2002 at $22,250 and $24,200 per day, respectively. The termination of these two time charters enabled us to operate these vessels in the spot market upon their redelivery in January and March 2001. During the fourth quarter of the year ended December 31, 2000, when this termination was effected, our Suezmax vessels operating in the spot market generated an average rate of approximately $42,500 per day. We had no such expense during the year ended December 31, 2001.

Depreciation and Amortization—Depreciation and amortization, which includes depreciation of vessels as well as amortization of dry docking, special survey costs and loan fees, increased by $18.0 million, or 72.6%, to $42.8 million for the year ended December 31, 2001, compared to $24.8 million for the year ended December 31, 2000. This increase is primarily due to the growth of our fleet as well as an additional amortization of approximately $0.7 million in drydocking costs for the year ended December 31, 2001, compared to the year ended December 31, 2000.

Net Interest Expense—Net interest expense decreased by $2.7 million, or 14.3%, to $16.3 million for the year ended December 31, 2001, compared to $19.0 million for the year ended December 31, 2000. This decrease is the result of the lower interest rate environment as well as the refinancing of our previous loans into our existing two credit facilities associated with our variable interest rate debt. Our weighted average debt increased 22% to approximately $283 million during 2001, compared to approximately $233 million during 2000.

Other Expenses—We incurred a non-recurring expense of $1.8 million relating to the termination of interest rate swap agreements associated with certain prior loans during the year ended December 31, 2001. No such expense occurred during the year ended December 31, 2000.

Extraordinary Expense—We incurred an extraordinary expense of $1.2 million related to a write off of remaining capitalized loan costs associated with existing loans, which were refinanced in connection with our initial public offering during the year ended December 31, 2001. No such expense occurred during the year ended December 31, 2000.

Net Income—Net income was $51.2 million for the year ended December 31, 2001, compared to net income of $30.3 million for the year ended December 31, 2000.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO THE YEAR ENDED DECEMBER 31, 1999

Voyage Revenues—Voyage revenues increased by $60.5 million, or 84.7%, to $132.0 million for the year ended December 31, 2000, compared to $71.5 million for the year ended December 31, 1999. This increase is primarily due to the increase in the number of vessels in our fleet as well as changes in the annual average time charter and spot market tanker rates that we generated during 2000, compared to 1999.

Voyage Expenses—Voyage expenses increased $7.3 million, or 43.7%, to $24.0 million for the year ended December 31, 2000, compared to $16.7 million for the year ended December 31, 1999. This increase is primarily due to the increase in the number of vessels in our fleet as well as the mix of deployment of our vessels operating on time charter contracts or in the spot market.

Net Voyage Revenues—Net voyage revenues, which are voyage revenues minus voyage expenses, increased by $53.3 million, or 97.3%, to $108.0 million for the year ended December 31, 2000, compared to $54.7 million for the year ended December 31, 1999. This increase is primarily due to changes in tanker rates and the overall growth of our fleet. The total increase in our net voyage revenues of $53.3 million resulted from an increase of $24.0 million in our Same Fleet revenues, an increase of $9.2 million from the full year of operations of one vessel acquired during 1999 and is not considered Same Fleet, and $20.1 million from vessels that we acquire during 2000. We acquired the *Genmar Gabriel* in September 1999. During 2000, we acquired the *Genmar Zoe* in May, the *Genmar Macedon* in June and the *Genmar Spartiate* in July. Our fleet consisted of 14 vessels (nine Aframax, five Suezmax) for the year ended December 31, 2000, compared to 11 vessels (nine Aframax, two Suezmax) for the year ended December 31, 1999. The average size of our fleet increased 22.4% to 12.6 vessels (9.0 Aframax, 3.6 Suezmax) for the year ended December 31, 2000, compared to 10.3 vessels (8.3 Aframax, 2.0 Suezmax) for the year ended December 31, 1999.

On an Overall Fleet Basis:

- Average daily time charter equivalent rate per vessel increased by $8,952, or 58.9%, to $24,143 for the year ended December 31, 2000 ($22,294 Aframax, $28,975 Suezmax), compared to $15,191 for the year ended December 31, 1999 ($13,596 Aframax, $21,783 Suezmax).
- $39.8 million, or 36.9%, of net voyage revenue was generated by time charter contracts ($25.3 million Aframax, $14.5 Suezmax) and $68.2 million, or 63.1%, was generated in the spot market ($46.9 million Aframax, $21.3 million Suezmax) for the year ended December 31, 2000, compared to $33.0 million, or 60.4%, of net voyage revenue generated by time charter contracts ($17.7 million Aframax, $15.3 million Suezmax), and $21.7 million, or 39.6%, generated in the spot market ($21.7 million Aframax, $0.0 million Suezmax) for the year ended December 31, 1999.
- Vessels operated an aggregate of 2,174 days, or 48.6%, on time charter contracts (1,533 days Aframax, 641 days Suezmax) and 2,300 days or 51.4%, in the spot market (1,703 days Aframax, 597 days Suezmax) for the year ended December 31, 2000, compared to 1,738 days, or 48.2%, on time charter contracts (1,036 days Aframax, 702 Suezmax) and 1,865 days, or 51.8%, in the spot market (1,865 days Aframax, 0 days Suezmax) for the year ended December 31, 1999.

- Average daily time charter rates were $18,302 for the year ended December 31, 2000 ($16,477 Aframax, $22,665 Suezmax), compared to average daily time charter rates of $19,015 for the year ended December 31, 1999 ($17,140 Aframax, $21,783 Suezmax). This increase is due to the expiration of some time charter contracts and the introduction of new contracts that reflect the time charter rates prevalent at that time.
- Average daily spot rates were $29,665 for the year ended December 31, 2000 ($27,531 Aframax, $35,751 Suezmax), compared to average daily spot rates of $11,628 for the year ended December 31, 1999 ($11,628 Aframax, $0 Suezmax).

Of our net voyage revenues of $108.0 million, $78.0 million was attributable to the Same Fleet. Our Same Fleet for the year ending December 31, 2000 and 1999 consisted of ten vessels (eight Aframax vessels, two Suezmax). Same Fleet net voyage revenues increased by $24.0 million, or 44.5%, to $78.0 million for the year ended December 31, 2000, compared to $54.0 million for the year ended December 31, 1999. This increase is attributable to increases in our average spot and time charter tanker rates for the year ended December 31, 2000, compared to those for the year ended December 31, 1999.

On a Same Fleet Basis:

- Average daily time charter equivalent rate per vessel increased by $6,581, or 42.8%, to $21,961 for the year ended December 31, 2000 ($21,692 Aframax, $23,095 Suezmax), compared to $15,380 for the year ended December 31, 1999 ($13,780 Aframax, $21,783 Suezmax).
- $39.8 million, or 51.0%, of net voyage revenue was generated by time charter contracts ($25.3 million Aframax, $14.5 Suezmax) and $38.2 million, or 49.0%, was generated in the spot market ($37.0 million Aframax, $1.2 million Suezmax) for the year ended December 31, 2000, compared to $33.0 million, or 61.2%, of net voyage revenue generated by time charter contracts ($17.7 million Aframax, $15.3 million Suezmax), and $21.0 million, or 38.8%, generated in the spot market ($21.0 million Aframax, $0.0 million Suezmax) for the year ended December 31, 1999.
- Vessels operated an aggregate of 2,174 days, or 61.2%, on time charter contracts (1,533 days Aframax, 641 days Suezmax) and 1,378 days or 38.8%, in the spot market (1,337 days Aframax, 41 days Suezmax) for the year ended December 31, 2000, compared to 1,738 days, or 49.5%, on time charter contracts (1,036 days Aframax, 702 days Suezmax) and 1,773 days, or 50.5%, in the spot market (1,773 days Aframax, 0 days Suezmax) for the year ended December 31, 1999.

- Average daily time charter rates were $18,302 for the year ended December 31, 2000 ($16,477 Aframax, $22,665 Suezmax), compared to average daily time charter rates of $19,015 for the year ended December 31, 1999 ($17,140 Aframax, $21,783 Suezmax). This increase is due to the expiration of some of our time charter contracts and the introduction of new contracts that reflect the time charter rates prevalent at that time.
- Average daily spot rates were $27,734 for the year ended December 31, 2000 ($27,670 Aframax, $29,824 Suezmax), compared to average daily spot rates of $11,816 for the year ended December 31, 1999 ($11,816 Aframax, $0 Suezmax).

Direct Vessel Expenses—Direct vessel expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs increased by $4.6 million, or 23.8%, to $23.9 million for the year ended December 31, 2000, compared to $19.3 million for the year ended December 31, 1999. This increase is primarily due to the growth of our fleet. On a daily basis, direct vessel expenses per vessel per day increased by $57, or 1.1% to $5,187 for the year ended December 31, 2000 ($4,989 Aframax, $5,688 Suezmax), compared to $5,130 for the year ended December 31, 1999 ($5,015 Aframax, $5,606 Suezmax). Same Fleet direct vessel expenses increased $0.5 million, or 2.6%, to $19.2 million for the year ended December 31, 2000, compared to $18.7 million the year ended December 31, 1999. On a daily basis Same Fleet direct vessel expenses per vessel per day increased $118, or 2.3%, to approximately $5,235 ($5,040 Aframax, $6,011 Suezmax), compared to $5,117 ($4,995 Aframax, $5,606 Suezmax) for the year ended December 31, 2000, compared to the year ended December 31, 1999.

General and Administrative Expenses—General and administrative expenses increased by $0.9 million, or 23.9%, to $4.8 million for the year ended December 31, 2000, compared to $3.9 million for the year ended December 31, 1999. This increase is primarily due to an increase in payroll expenses reflecting the increase in the number of our personnel in connection with the growth of our fleet for year ended December 31, 2000, compared to the year ended December 31, 1999. Daily general and administrative expenses increased $12, or 1.2%, to $1,042 for the year ended December 31, 2000, compared to $1,030 for the year ended December 31, 1999.

Other Operating Expenses—During the year ended December 31, 2000, we expensed $5.3 million in contract termination fees and other related costs associated with the termination of three of our time charter contracts relating to one Aframax tanker and two Suezmax tankers. We replaced the Aframax time charter, which was chartered through February 2002 at a rate of

$18,750 per day, with a new time charter, which is chartered through the same period at a rate of $24,300 per day. The two Suezmax tankers were chartered through September 2001 and May 2002 at $22,250 and $24,200 per day, respectively. The termination of these two time charters enabled us to operate these vessels in the spot market upon their redelivery in January and March 2001. During the fourth quarter of the year ended December 31, 2000, when this termination was effected, our Suezmax vessels operating in the spot market generated an average rate of approximately $42,500 per day. We had no such expense during the year ended December 31, 1999.

Depreciation and Amortization—Depreciation and amortization, which includes depreciation of vessels as well as amortization of dry docking and special survey costs and loan fees, increased by $5.0 million, or 25.2%, to $24.8 million for the year ended December 31, 2000, compared to $19.8 million for the year ended December 31, 1999. This increase is primarily due to the growth of our fleet as well as an additional amortization of approximately $1.3 million in drydocking costs for the year ended December 31, 2000, compared to the year ended December 31, 1999.

Net Interest Expense—Net interest expense increased by $2.5 million, or 15.0%, to $19.0 million for the year ended December 31, 2000, compared to $16.5 million for the year ended December 31, 1999. This increase is primarily the result of additional debt associated with the acquisition of vessels.

Net Income—Net income was $30.3 million for the year ended December 31, 2000, compared to a net loss of $4.7 million for the year ended December 31, 1999.

LIQUIDITY AND CAPITAL RESOURCES

Since our formation, the principal sources of funds have been equity financings, cash flows from operating activities and long-term borrowings. The principal uses of funds have been capital expenditures to establish and grow our fleet, maintain the quality of our vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements and make principal repayments on outstanding loan facilities. We expect to rely upon operating cash flows as well as long-term borrowings, and equity offerings to implement our growth plan. We believe that our cash flows from operating activities combined with the reserve borrowing capacity associated with our two credit facilities will be sufficient to meet our liquidity needs for the next year. On June 12, 2001, we completed our initial public offering, which resulted in net proceeds of $126.3 million. These proceeds were primarily used to partially repay existing indebtedness of $70.1 million and to partially finance certain vessel acquisitions of $47.5 million.

Our practice has been to acquire vessels using a combination of funds received from equity investors and bank debt secured by mortgages on our vessels, as well as shares of our common stock. From our inception in February 1997 through December 31, 2000, our predecessor entities acquired 14 vessels for an aggregate amount of $452.1 million, which was financed by $327.6 million in bank debt with the balance financed through equity contributions. Subsequent to our initial public offering, we acquired 15 vessels for cash and shares of our common stock. Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer vessels and the selective sale of older vessels. These acquisitions will be principally subject to management's expectation of future market conditions, as well as our ability to acquire vessels on favorable terms.

Cash decreased to $17.2 million as of December 31, 2001, compared to $23.5 million as of December 31, 2000. Working capital is current assets minus current liabilities, including the current portion of long-term debt. Working capital deficit was $39.3 million as of December 31, 2001, compared to a working capital deficit of $4.0 million as of December 31, 2000. The current portion of long-term debt included in our current liabilities was $73.0 million as of December 31, 2001 and $33.1 million as of December 31, 2000.

Adjusted EBITDA, as defined in Note 2 to the "Income Statement Margin Analysis" table above increased by $33.9 million, or 42.7%, to $113.3 million for the year ended December 31, 2001 from $79.4 million for the year ended December 31, 2000, this increase is due to the growth of our fleet for the year ended December 31, 2001, compared to the year ended December 31, 2000. On a daily basis, Adjusted EBITDA per vessel decreased by $2,470, or 14.3%, to $14,788 for the year ended December 31, 2001 from $17,258 for the year ended December 31, 2000, as a result of the lower annual average TCE rates that our vessels generated during 2001 compared to 2000. Same Fleet Adjusted EBITDA increased by $4.8 million, or 7.6%, to $67.7 million for the year ended December 31, 2001 from $62.9 million for the year ended December 31, 2000. Same Fleet daily Adjusted EBITDA increased to $16,863 from $15,631 for the same periods.

Adjusted EBITDA increased by $47.8 million, or 151%, to $79.4 million for the year ended December 31, 2000 from $31.6 million for the year ended December 31, 1999, this increase is primarily due to the growth of the fleet as well as improvements in tanker rates for the year ended December 31, 2000, compared to the year ended December 31, 1999. On a daily basis, Adjusted EBITDA per vessel increased by $8,845, or 105%, to $17,258 for the year ended December 31, 2000 from $8,413 for the year ended December 31, 1999. Same Fleet Adjusted EBITDA increased by $23.6 million, or 74.4%, to $55.2 million for the year ended December 31, 2000 from $31.6 million for the year ended December 31, 1999. Same Fleet daily Adjusted EBITDA increased to $15,052 from $8,651 for the same periods.

In June 2001, we closed on two credit facilities, the first on June 15, 2001 and the second on June 27, 2001. A portion of each of the facilities was used to refinance existing debt, pay transaction costs or acquire vessels. We anticipate that a portion of the remaining available funds under the two facilities will be used for future acquisitions and general corporate purposes. Each loan facility is comprised of a term loan and a revolving loan. The terms and conditions of the credit facilities require compliance with certain restrictive covenants based on aggregate values and financial data for the vessels associated with each credit facility. Under the financial covenants of each of the credit facilities, we are required to maintain certain ratios such as: vessel market value to loans outstanding of 130%, minimum net worth, maximum leverage, EBITDA to net interest expense and to maintain minimum levels of working capital. Under the general covenants, subject to certain exceptions, we and our subsidiaries are not permitted to pay dividends.

The first credit facility is a $300 million facility, comprised of a $200 million term loan and a $100 million revolving loan and is collateralized by 20 vessels. The second credit facility is a $165 million facility comprised of a $115 million term loan and a $50 million revolving loan and is collateralized by nine vessels. Both credit facilities have a five year maturity with the term loans requiring quarterly principal repayments. The principal of each revolving loan is payable upon maturity. Both the term loans and the revolving loans bear interest at a rate of 1.5% over LIBOR payable on the outstanding principal amount. We are required to pay an annual fee of 0.625% for the unused portion of each of the revolving loans on a quarterly basis. The subsidiaries which own the vessels that collateralize each credit facility (all of our vessels in the aggregate) have guaranteed the loans made under the appropriate credit facility, and we have pledged the shares of those subsidiaries. We use interest rate swaps to manage the impact of interest rate changes on earnings and cash flows (see Item 7A in our annual report on Form 10-K filed April 1, 2002).

Our scheduled principal repayments for each of the term loans under our First and Second credit facilities are as follows:

Principal Payments
(dollars in millions)

Year	First Facility	Second Facility	Total Principal Repayments
2002	$46.0	$27.0	$73.0
2003	41.0	21.5	62.5
2004	36.0	16.0	52.0
2005	36.0	16.0	52.0
2006	18.0	21.0	39.0

In addition to vessel acquisition, other major capital expenditures include funding our maintenance program of regularly scheduled dry docking necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Although we have some flexibility regarding the timing of its dry docking, the costs are relatively predictable. Management anticipates that vessels that are younger than 15 years are to be dry docked every five years, while vessels 15 years or older are to be dry docked every 2.5 years. The estimated dry docking costs for our 29-vessel fleet through 2006 are as follows.

Estimated Dry Docking Costs
(dollars in millions)

Year	
2002	$7.3
2003	6.3
2004	8.2
2005	8.9
2006	6.6

The table below indicates the estimated dry docking schedule through 2006 for our 29-vessel fleet. Each drydocking is estimated to require approximately 30 days. In addition to the incurrence of costs described above, a drydocking results in off hire time for a vessel. Off hire time includes the actual time the vessel is in the shipyard as well as ballast time to the shipyard from the port of last discharge. The ability to meet this maintenance schedule will depend on our ability to generate sufficient cash flows from operations or to secure additional financing.

	# of Vessels Anticipated to be Drydocked
2002	
Aframax	11
Suezmax	1
2003	
Aframax	5
Suezmax	2
2004	
Aframax	10
Suezmax	3
2005	
Aframax	10
Suezmax	2
2006	
Aframax	7
Suezmax	2

Net cash provided by operating activities increased 74.9% to $83.4 million for the year ended December 31, 2001, compared to $47.7 million for the year ended December 31, 2000. This increase is primarily attributable to our increase in net income, which includes an increase in depreciation and amortization, a noncash expense included in net income. We had net income of $51.2 million and depreciation and amortization of $42.8 million for the year ended December 31, 2001, compared to net income of $30.3 million and depreciation and amortization of $24.8 million for the year ended December 31, 2000.

Net cash used in investing activities increased 205% to $261.8 million for the year ended December 31, 2001, compared to $85.9 million for the year ended December 31, 2000. This increase is primarily due to the use of cash for the purchase of 10 vessels during the year ended December 31, 2001, compared to the purchase of three vessels during the year ended December 31, 2000.

Net cash provided by financing activities increased 214% to $172.0 million for the year ended December 31, 2001, compared to $54.8 million provided by financing activities for the year ended December 31, 2000. The increase in cash provided by financing activity relates to the following:

- Net proceeds from borrowings under long-term debt were $386.1 million for the year ended December 31, 2001, compared to $70.5 million during the year ended December 31, 2000.
- Principal repayments of long-term debt were $334.1 million for the year ended December 31, 2001, compared to $30.7 million for the year ended December 31, 2000. This change is the result of refinancing our prior loans as well as the repayment of loans associated with five vessels, which we acquired.
- Proceeds from the issuance of common stock in our initial public offering were $126.3 million during the year ended December 31, 2001, compared to capital contributions from a shareholder of $15.5 million during the year ended December 31, 2000.

Net cash provided by operating activities increased 281% to $47.7 million for the year ended December 31, 2000, compared to $12.5 million for the year ended December 31, 1999. This increase is primarily attributable to the increase in net income. We had net income of $30.3 million for the year ended December 31, 2000, compared to a net loss of $4.7 million for the year ended December 31, 1999.

Net cash used in investing activities increased to $85.9 million for the year ended December 31, 2000, compared to $18.7 million for the year ended December 31, 1999. This increase is primarily due to our $85.5 million acquisition of three vessels for the year ended December 31, 2000, compared to our $18.2 million acquisition of one vessel for the year ended December 31, 1999.

Net cash provided by financing activities was $54.8 million for the year ended December 31, 2000, compared to $6.6 million provided by financing activities for the year ended December 31, 1999. The increase in cash provided by financing activity relates to our capital expenditure during the year ended December 31, 2000, compared to the year ended December 31, 1999. The changes in the components of financing activities are as follows:

- Net proceeds from borrowings under long-term debt were $70.5 million for the year ended December 31, 2000, compared to proceeds from a shareholder's loan of $15.0 million for the year ended December 31, 1999. The debt was incurred to partially finance the acquisition of three vessels for the year ended December 31, 2000, compared to our acquisition of one vessel for the year ended December 31, 1999.
- Principal repayments of long-term debt were $30.7 million for the year ended December 31, 2000, compared to $39.6 million for the year ended December 31, 1999. This change is the result of the overall change in the level of our long-term debt, and the amount and timing of our principal repayments associated with our long-term debt. In addition, we made unscheduled repayments of long-term debt associated with a loan facility covenant of $6.4 million for the year ended December 31, 2000, compared to $23.6 million for the year ended December 31, 1999.
- Equity contributions from investors were $15.5 million for the year ended December 31, 2000, compared to $31.0 million for the year ended December 31, 1999. The equity contributions during 2000 were used for the unscheduled repayment of long-term debt. The equity contributions during 1999 were used to partially finance the acquisition of three vessels.

Our operation of ocean-going vessels carries an inherent risk of catastrophic marine disasters and property losses caused by adverse severe weather conditions, mechanical failures, human error, war, terrorism and other circumstances or events. In addition, the transportation of crude oil is subject to business interruptions due to political circumstances, hostilities among nations, labor strikes and boycotts. Our current insurance coverage includes (i) protection and indemnity insurance coverage for tort liability, which is provided by mutual protection and indemnity associations, (ii) hull and machinery insurance for actual or constructive loss from collision, fire, grounding and engine breakdown, (iii) war risk insurance for confiscation, seizure, capture, vandalism, sabotage and other war-related risks and (iv) loss of hire insurance for loss of revenue for up to 90 or 120 days resulting from vessel off-hire for all of our vessels. In light of overall economic conditions as well as recent international events and the related risks with respect to the operation of ocean-going vessels and transportation of crude oil, we expect that we will be required to pay higher premiums with respect to our insurance coverage in 2002 and will be subject to increased supplemental calls with respect to its protection and indemnity insurance coverage payable to protection and indemnity associations in amounts based on our own claim records as well as the claim records of the other members of the protection and indemnity associations related to prior years of operations. We believe that the increase in insurance premiums and supplemental calls is industry wide. To the extent such costs cannot be passed along to the our customers, such costs will reduce our operating income.

CRITICAL ACCOUNTING POLICIES

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies.

Allowance for doubtful accounts. We do not provide any reserve for doubtful accounts associated with our voyage revenues because we believe that our customers are of high creditworthiness and there are no serious issues concerning collectibility. We have had an excellent collection record during the past three years ended December 31, 2001. To the extent that some voyage revenues become uncollectible, the amounts of these revenues would be expensed at that time. We do provide a reserve for our demurrage revenues based upon our historical record of collecting these amounts. As of December 31, 2001, we provided a reserve of 5% (approximately $0.3 million at that date) for these claims, which we believe is adequate in light of our collection history. We review periodically the adequacy of this reserve so that it properly reflects our collection history. To the extent that our collection experience warrants a greater reserve we will incur an expense as to increase this amount in that period.

Depreciation and amortization. We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, estimated to be 25 years from date of initial delivery from the shipyard. We believe that a 25 year depreciable life is consistent with that of other shipowners. Depreciation is based on cost less the estimated residual scrap value. We estimate residual scrap value as the lightweight tonnage of each vessel multiplied by scrap value per ton, which we believe approximates the historical average price of scrap steel. An increase in the useful life of the vessel would have the effect of decreasing the annual depreciation charge and extending it into later periods. An increase in the residual value would decrease the amount of the annual depreciation charge. A decrease in the useful life of the vessel would have the effect of increasing the annual depreciation charge. A decrease in the residual value would increase the amount of the annual depreciation charge.

Replacements, renewals and betterments. We capitalize and depreciate the costs of significant replacements, renewals and betterments to our vessels over the shorter of the vessel's remaining useful life or the life of the renewal or betterment. The amount capitalized is based on our judgment as to expenditures which extend a vessel's useful life or increase the operational efficiency of a vessel. We believe that these criteria are consistent with GAAP and that our policy of capitalization reflects the economics and market values of our vessels. Costs which are not depreciated are written off as a component of direct vessel operating expense during the period incurred. Expenditures for routine maintenance and repairs are expensed as incurred. If the amount of the expenditures we capitalize for replacements, renewals and betterments to our vessels were reduced, we would recognize the amount of the difference as an expense.

Deferred drydock costs. Our vessels are required to be drydocked for major repairs and maintenance which cannot be performed while the vessels are operating approximately every 30 to 60 months. We capitalize the costs associated with the drydocks as they occur and amortize these costs on a straight line basis over the period between drydocks. Costs capitalized as part of the drydock include actual costs incurred at the drydock yard; cost of fuel consumed between the vessel's last discharge port prior to the drydock and the time the vessel leaves the drydock yard; cost of hiring riding crews to effect repairs on a ship and parts used in making such repairs that are reasonably made in anticipation of reducing the duration or cost of the drydock; cost of travel, lodging and subsistence of our personnel sent to the drydock site to supervise; and the cost of hiring a third party to oversee a drydock. We believe that these criteria are consistent with GAAP guidelines and industry practice, and that our policy of capitalization reflect the economics and market values of the vessels.

Impairment of long-lived assets. We evaluate the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel carrying value. In the event that impairment occurred, we would determine the fair value of the related asset and we record a charge to operations calculated by comparing the asset's carrying value to the estimated fair value. We estimate fair value primarily through the use of third party valuations performed on an individual vessel basis.

QUANTITATIVE AND QUALITATIVE DISCLOSURES OF MARKET RISK

INTEREST RATE RISK

We are exposed to various market risks, including changes in interest rates. The exposure to interest rate risk relates primarily to our debt. At December 31, 2001, we had $339.6 million of floating rate debt with a margin over LIBOR of 1.5%, compared to $241.8 million at December 31, 2000 of floating rate debt with margins over LIBOR ranging from 1.125% to 3.0%. We use interest rate swaps to manage the impact of interest rate changes on earnings and cash flows. The differential to be paid or received under these swap agreements is accrued as interest rates change and is recognized as an adjustment to interest expense. As of December 31, 2000, we were party to interest rate swap agreements having an aggregate notional amount of $85.5 million, which effectively fixed LIBOR on a like amount of principal at rates ranging from 6.2% to 7.0%. In June 2001, we terminated these existing interest rate swap agreements in connection with our refinancing. We entered into new interest rate swap agreements, which effectively fixed LIBOR on a portion of our floating rate debt at 4.75% and 3.985% in August and October 2001 respectively. As of December 31, 2001, the outstanding notional principal amount on these swap agreements was $139.3 million. If we terminate these swap agreements prior to their maturity, we may be required to pay or receive an amount upon termination based on the prevailing interest rate, time to maturity and outstanding notional principal amount at the time of termination. As of December 31, 2001 the fair value of these swaps was a net liability to us of $1.1 million. A one percent increase in LIBOR would increase interest expense on the portion of our $200.3 million outstanding floating rate indebtedness that is not hedged by approximately $2.0 million per year from December 31, 2001.

FOREIGN EXCHANGE RATE RISK

The international tanker industry's functional currency is the U.S. dollar. As virtually all of our revenues and most of our operating costs are in U.S. dollars, we believe that our exposure to foreign exchange rate risk is insignificant.

CONSOLIDATED BALANCE SHEETS

December 31, 2001 and 2000

(dollars in thousands except per share data)	2001	2000
ASSETS		
Current Assets:		
Cash	$ 17,186	$ 23,523
Restricted cash	—	149
Due from charterers	18,958	9,601
Prepaid expenses and other current assets	7,108	4,657
Total current assets	43,252	37,930
Noncurrent Assets:		
Vessels, net of accumulated depreciation of $98,947 and $59,584, respectively	784,596	392,230
Other fixed assets, net	1,022	974
Deferred drydock costs, net	6,349	5,416
Deferred financing costs, net	5,934	1,651
Due from charterers	756	721
Goodwill	5,806	—
Total noncurrent assets	804,463	400,992
Total Assets	$847,715	$438,922
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable and accrued expenses	$ 9,082	$ 6,701
Accrued interest	420	2,129
Current portion of long-term debt	73,000	33,050
Total current liabilities	82,502	41,880
Noncurrent Liabilities:		
Deferred voyage revenue	2,923	1,397
Long-term debt	266,600	208,735
Total noncurrent liabilities	269,523	210,132
Total liabilities	352,025	252,012
Commitments and Contingencies		
Shareholders' Equity:		
Common stock, $.01 par value per share		
Authorized 75,000,000 shares; Issued and outstanding 37,000,000 and 21,452,056 shares at December 31, 2001 and December 31, 2000, respectively	370	215
Paid-in capital	416,095	157,584
Retained earnings	80,332	29,111
Accumulated other comprehensive income (loss)	(1,107)	—
Total shareholders' equity	495,690	186,910
Total Liabilities and Shareholders' Equity	$847,715	$438,922

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2001, 2000 and 1999

(dollars in thousands except per share data)	2001	2000	1999
VOYAGE REVENUES:			
Voyage revenues	$217,128	$132,012	$ 71,476
OPERATING EXPENSES:			
Voyage expenses	52,099	23,996	16,742
Direct vessel expenses	42,140	23,857	19,269
General and administrative expenses	9,550	4,792	3,868
Depreciation and amortization	42,820	24,808	19,810
Other operating expenses	—	5,272	—
Total operating expenses	146,609	82,725	59,689
OPERATING INCOME	70,519	49,287	11,787
OTHER INCOME (EXPENSE):			
Interest income	1,436	895	456
Interest expense	(17,728)	(19,900)	(16,981)
Other expense	(1,822)	—	—
Other income (expense)	(18,114)	(19,005)	(16,525)
Income (loss) before extraordinary expense	52,405	30,282	(4,738)
Extraordinary expense	(1,184)	—	—
NET INCOME (LOSS)	$ 51,221	$ 30,282	$ (4,738)
Basic and diluted earnings per common share:			
Income (loss) before extraordinary expense	$ 1.74	$ 1.60	$ (0.33)
Net income (loss)	$ 1.70	$ 1.60	$ (0.33)
Weighted average number of shares, basic and fully diluted	30,144,709	18,877,822	14,238,531

See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

For the Years Ended December 31, 2001, 2000 and 1999

(dollars in thousands except per share data)	Common Stock	Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Loss	Comprehensive Income (Loss)	Total
Balance, January 1, 1999	$128	$ 95,955	$ 3,567			$ 99,650
Issuance of common stock	30	30,936	—			30,966
Net loss	—	—	(4,738)		$(4,738)	(4,738)
Balance, December 31, 1999	158	126,891	(1,171)			125,878
Issuance of common stock	49	15,451	—			15,500
Note and interest payable to shareholder contributed to equity	8	15,242	—			15,250
Net income	—	—	30,282		$30,282	30,282
Balance, December 31, 2000	215	157,584	29,111			186,910
Net income	—	—	51,221		$51,221	$ 51,221
Cumulative effect of change in accounting principle (SFAS 133)	—	—	—	$(662)	(662)	(662)
Change in unrealized derivative losses on cash flow hedge	—	—	—	(445)	(445)	(445)
Comprehensive income					$50,114	
Sale of common stock	80	126,201	—	—		126,281
Common stock issued to acquired assets	75	132,310	—	—		132,385
Balance, December 31, 2001	$370	$416,095	$80,332	$(1,107)		$495,690

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2001, 2000 and 1999

(dollars in thousands)	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ 51,221	$ 30,282	$ (4,738)
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	42,820	24,808	19,810
Extraordinary expense	1,184	—	—
Noncash interest expense contributed to capital	—	250	—
Change in assets and liabilities:			
Increase in due from charterers-current	(6,671)	(7,063)	(482)
Increase in prepaid expenses and other current assets	(577)	(1,661)	(1,394)
(Decrease) increase in due from charterers—noncurrent	(35)	2,141	(412)
(Decrease) increase in accounts payable and accrued expenses	(896)	1,643	3,754
(Decrease) increase in accrued interest	(1,809)	(909)	1,744
Increase (decrease) in deferred voyage revenue	1,526	1,397	(1,677)
Deferred drydock costs incurred	(3,321)	(3,168)	(4,074)
Net cash provided by operating activities	83,442	47,720	12,531
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of vessels	(256,135)	(85,500)	(18,200)
Purchase of other fixed assets	(276)	(210)	(6)
Additions to vessels	—	(155)	(482)
Acquisition of business net of cash received	(5,392)	—	—
Net cash used in investing activities	(261,803)	(85,865)	(18,688)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from long-term debt	386,100	70,458	—
Proceeds from note payable to shareholder	—	—	15,000
Proceeds from issuance of common stock	126,281	15,500	30,966
Decrease in restricted cash	149	1,239	1,146
Principal payments on long-term debt	(334,149)	(30,673)	(39,625)
Increase in deferred financing costs	(6,357)	(1,040)	(989)
Change in loan with shareholder	—	(658)	90
Net cash provided by financing activities	172,024	54,826	6,588
NET (DECREASE) INCREASE IN CASH	(6,337)	16,681	431
CASH, BEGINNING OF YEAR	23,523	6,842	6,411
CASH, END OF YEAR	$ 17,186	$ 23,523	$ 6,842
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid for interest	$ 19,437	$ 20,571	$ 15,237
SUPPLEMENTAL SCHEDULE OF NONCASH FINANCING ACTIVITIES:			
Note and interest payable to shareholder contributed to equity	$ —	$ 15,250	$ —
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING ACTIVITIES:			
Common stock issued for vessels	$ 132,385	$ —	$ —

See notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business. General Maritime Corporation (the "Company") is a provider of international transportation services of seaborne crude oil. The Company's fleet is comprised of both Aframax and Suezmax tankers. The Company operates its business in one business segment, which is the transportation of international seaborne crude oil.

The Company's vessels are primarily available for charter on a spot voyage or time charter basis. Under a spot voyage charter, which generally lasts between two to ten weeks, the operator of a vessel agrees to provide the vessel for the transport of specific goods between specific ports in return for the payment of an agreed upon freight per ton of cargo or, alternatively, for a specified total amount. All operating and specified voyage costs are paid by the owner.

A time charter involves placing a vessel at the charterer's disposal for a set period of time during which the charterer may use the vessel in return for the payment by the charterer of a specified daily or monthly hire rate. In time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel and specified voyage costs such as fuel and port charges are paid by the charterer.

Recapitalization Plan. The Company's recapitalization was completed as to 14 vessels on June 12, 2001 and is described below. These 14 vessels were owned directly or indirectly by various limited partnerships. The managing general partners of the limited partnerships were various companies wholly owned by Peter C. Georgiopoulos, Chairman and Chief Executive Officer of the Company. The commercial operations for all of these vessels were conducted by the old General Maritime Corporation, a Subchapter S Corporation also wholly owned by Mr. Georgiopoulos.

As part of the Company's recapitalization, Mr. Georgiopoulos transferred the equity interests in the old General Maritime Corporation to the Company along with the general partnership interests in the vessel owning limited partnerships in exchange for equity interests in the Company.

In addition, each vessel owner entered into an agreement with the Company with respect to the recapitalization. Pursuant to these agreements, the vessel owners delivered the entire equity interest in each vessel to the Company. In exchange, the Company issued to each vessel owner shares of common stock of the Company.

Accordingly, the financial statements have been prepared as if the recapitalization had occurred at February 1, 1997, representing the commencement of operations of the old General Maritime Corporation. It is accounted for in a manner similar to a pooling of interests as all of the equity interests delivered in the recapitalization are under common control. The financial information included herein does not necessarily reflect the consolidated results of operations, financial position, changes in shareholders' equity and cash flows of the Company as if the Company operated as a legal consolidated entity for the years presented.

For the purposes of determining the number of shares outstanding with respect to the accompanying financial statements, the Company used the initial public offering price of $18.00 per share. Under the terms of the Recapitalization Plan there are certain provisions, which may require a post-closing reallocation of issued shares between the respective limited partners. This potential post-closing reallocation is not expected to result in a material change to the outstanding shares in any of the years presented.

Basis of Presentation. The financial statements of the Company have been prepared on the accrual basis of accounting. A summary of the major accounting policies followed in the preparation of the accompanying financial statements, which conform to accounting principles generally accepted in the United States of America, is presented below.

Business Geographics. Non-U.S. operations accounted for 100% of revenues and net income. Vessels regularly move between countries in international waters over hundreds of trade routes. It is therefore impractical to assign revenues or earnings from the transportation of international seaborne crude oil products by geographical area.

Segment Reporting. The Company reports financial information and evaluates its operations by charter revenues and not by the type of vessel, length of ship employment for its customers or type of charter. The Company does not have discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision makers, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment.

Principles of Consolidation. The accompanying consolidated financial statements include the accounts of General Maritime Corporation and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation.

Revenue and Expense Recognition. Revenue and expense recognition policies for voyage and time charter agreements are as follows:

Voyage Charters. Voyage revenues and voyage expenses are recognized on a pro rata basis based on the relative transit time in each period. Estimated losses on voyages are provided for in full at the time such losses become evident. A voyage is deemed to commence upon the completion of of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. Voyage expenses primarily include only those specific costs which are borne by the Company in connection with voyage charters which would otherwise have been borne by the charterer under time charter agreements. These expenses principally consist of fuel and port charges. Demurrage income represents payments by the charterer to the vessel owner when loading and discharging time exceed the stipulated time in the voyage charter. Demurrage income is measured in accordance with the provisions of the respective charter agreements and the circumstances under which demurrage claims arise and is recognized on a pro rata basis over the length of the voyage to which it pertains. At December 31, 2001, the Company has a reserve of approximately $300 against its due from charterers balance associated with demurrage revenues.

Time Charters. Revenue from time charters are recognized on a straight line basis as the average revenue over the term of the respective time charter agreement. Direct vessel expenses are recognized when incurred.

Other Operating Expenses. Other operating expenses is comprised entirely of time charterer termination costs. During 2000 the Company incurred costs of approximately $5,272 to terminate three time charter agreements which is included on the statement of operations as a component of operating income. The Company terminated these agreements in order to charter the respective vessels on more profitable terms. No charter agreements were terminated during 2001 and 1999.

Vessels, Net. Vessels, net is stated at cost less accumulated depreciation. Included in vessel cost are acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage. Vessels are depreciated on a straight-line basis over their estimated useful lives, determined to be 25 years from date of initial delivery from the shipyard. Depreciation is based on cost less the estimated residual scrap value. The costs of significant replacements, renewals and betterments are capitalized and depreciated over the shorter of the vessel's remaining useful life or the life of the renewal or betterment. Undepreciated cost of the any asset component is written off as a component of direct vessel operating expense. Expenditures for routine maintenance and repairs are expensed as incurred.

Other Fixed Assets, Net. Other fixed assets, net is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the following estimated useful lives:

Description	Useful Lives
Furniture, fixtures and other equipment	10 years
Vessel equipment	5 years
Computer equipment	4 years

Recoverability of Long-Lived Assets. The Company evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to the carrying values or the useful lives. In evaluating useful lives and carrying values of long-lived assets, the Company reviews certain indicators of potential impairment, such as undiscounted projected cash flows, appraisals, business plans and overall market conditions. In the event that an impairment occurs, the fair value of the related asset would be determined and the Company would record a charge to operations calculated by comparing the asset's carrying value to the estimated fair value. The Company estimates fair value primarily through the use of third party valuations performed on an individual vessel basis.

Deferred Drydock Costs, net. Approximately every 30 to 60 months the Company's vessels are required to be drydocked for major repairs and maintenance, which cannot be performed while the vessels are operating. The Company capitalizes costs associated with the drydocks as they occur and amortizes these costs on a straight line basis over the period between drydocks. Amortization of drydock costs is included in depreciation and amortization in the statement of operations. For the years ended December 31, 2001, 2000 and 1999, amortization was $2,389, $1,651 and $376, respectively. Accumulated amortization as of December 31, 2001 and 2000 were $4,215 and $2,076, respectively.

Deferred Financing Costs, net. Deferred finance costs include fees, commissions and legal expenses associated with securing loan facilities. These costs amortized over the life of the related debt, which is included in depreciation and amortization. Amortization was $890, $691 and $520 for the years ended December 31, 2001, 2000 and 1999, respectively. Accumulated amortization as of December 31, 2001 and 2000 were $608 and $1,506, respectively.

Income Taxes. The Company is incorporated in the Republic of the Marshall Islands. Pursuant to the income tax laws of the Marshall Islands, the Company is not subject to Marshall Islands income tax. Additionally, pursuant to the U.S. Internal Revenue Code, the Company is exempt from U.S. income tax on its income attributable to the operation of vessels in international commerce. Therefore, no provision for income taxes is required.

The Company is a Marshall Islands corporation. Pursuant to various tax treaties and pursuant to the U.S. Internal Revenue Code, the Company's shipping operations are not subject to foreign or U.S. income taxes.

Deferred Voyage Revenue. Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as income in the appropriate future periods.

Comprehensive Income. The Company follows Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income," which establishes standards for reporting and displaying comprehensive income and its components in financial statements. Comprehensive income is comprised of net income less charges related to the adoption and implementation of SFAS No. 133.

Accounting Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Earnings per Share. Basic earnings/(loss) per share are computed by dividing net income/(loss) by the weighted average number of common shares outstanding during the year. Diluted income/(loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. There were no dilutive securities outstanding during the years presented.

Fair Value of Financial Instruments. The estimated fair values of the Company's financial instruments approximate their individual carrying amounts as of December 31, 2001 and 2000 due to their short-term maturity or the variable-rate nature of the respective borrowings.

Derivative Financial Instruments. To manage its exposure to fluctuating interest rates, the Company uses interest rate swap agreements. Interest rate differentials to be paid or received under these agreements are accrued and recognized as an adjustment of interest expense related to the designated debt. The fair values of interest rate swap agreements and changes in fair value are recognized in the financial statements as current assets or liabilities.

Amounts receivable or payable arising at the settlement of interest rate swaps are deferred and amortized as an adjustment to interest expense over the period of interest rate exposure provided the designated liability continues to exist.

Interest Rate Risk Management. The Company is exposed to the impact of interest rate changes. The Company's objective is to manage the impact of interest rate changes on earnings and cash flows of its borrowings. The Company uses interest rate swaps to manage net exposure to interest rate changes related to its borrowings and to lower its overall borrowing costs. Significant interest rate risk management instruments held by the Company during the year included pay-fixed swaps. Pay-fixed swaps, which expire in June 2006, effectively convert floating rate obligations to fixed rate instruments.

Concentration of Credit Risk. Financial instruments that potentially subject the Company to concentrations of credit risk are trade receivables. With respect to accounts receivable, the Company limits its credit risk by performing ongoing credit evaluations and, when deemed necessary, requiring letters of credit, guarantees or collateral. Management does not believe significant risk exists in connection with the Company's concentrations of credit at December 31, 2001.

Recent Accounting Pronouncements. Effective January 1, 2001, the Company adopted Statement of Financial Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), and its corresponding amendments under SFAS No. 138. SFAS No. 133 requires the Company to measure all derivatives, including certain derivatives embedded in other contracts, at fair value and to recognize them in the Consolidated Balance Sheet as an asset or liability, depending on the Company's rights or obligations under the applicable derivative contract. For derivatives designated as fair value hedges in the fair value of both the derivative instrument and the hedged item are recorded in earnings. For derivatives designated as cash flow hedges, the effective portions of changes in fair value of the derivative are reported in the other comprehensive income ("OCI") and are subsequently reclassified into earnings when the hedged item affects earnings. Changes in fair value of derivative instruments not designated as hedging instruments and ineffective portions of hedges are recognized in earnings in the current period. The adoption of SFAS No. 133 as of January 1, 2001 did not have a material impact on the Company's results of operations or financial position. The Company recognized a charge to OCI of $662 as a result of cumulative effect in accounting change in relation to the adoption of SFAS No. 133. During June 2001, the Company terminated its interest rate swap agreements, which resulted in the reversal of the entire OCI balance. Pursuant to the termination of these interest rate swap agreements, the Company made an aggregate cash payment of approximately $1,822 to counterparties. This amount is included in the statement of operations as a component of other expense. In August and October 2001, the Company entered into interest rate swap agreement (see Note 7 "Long-Term Debt", below). During the year ended December 31, 2001, the Company recognized a charge to OCI of $1,107. The total net liability in connection with the Company's cash flow hedges as of December 31, 2001 was $1,107 and is presented as a component of accounts payable and accrued expenses.

During July 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. Additionally, this statement further clarifies the criteria for recognition of intangible assets separately from goodwill for all business combinations completed after June 30, 2001, as well as requires additional disclosures for business combinations.

SFAS No. 142 requires that goodwill and certain intangible assets acquired after June 30, 2001 no longer be subject to amortization over their estimated useful lives. Beginning on January 1, 2002, amortization of all other goodwill and certain intangible assets will no longer be permitted and the Company will be required to assess these assets for impairment annually, or more frequently if circumstances indicate a potential impairment. Furthermore, this statement provides specific guidance for testing goodwill and certain intangible assets for impairment. Transition-related impairment losses, if any, which result from the initial assessment of goodwill and certain intangible assets would be recognized by the Company as a cumulative effect of accounting change on January 1, 2002. The Company has not yet determined the impact, if any, that the adoption of this statement will have on its results of operation or financial position.

SFAS No. 143, "Accounting for Asset Retirement Obligations" was issued in June 2001. This statement addresses financial accounting and reporting for the obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company has not yet determined the impact, if any, that the adoption of this statement will have on its results of operations or financial position.

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" was issued in October 2001. SFAS No. 144 replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 144 requires that long-lived assets whose carrying amount is not recoverable from its undiscounted cash flows be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable or include amounts for operating losses that have not yet occurred.

SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and are to be applied prospectively. The Company has not yet determined the impact, if any, that the adoption of this statement will have on its results of operations or financial position.

2. ACQUISITIONS

As part of the Company's recapitalization, the Company acquired United Overseas Tankers, Ltd. ("UOT"), a Greek company providing technical management services exclusively to the Company, for $6,032, subject to adjustment. The Company recorded goodwill of $6,007 which reflected the excess of purchase price over fair value of net assets acquired. The composition of the fair value of net assets acquired are as follows:

Cash	$ 37
Other current assets	3
Fixed assets	50
Fair value of assets acquired	90
Less: Liabilities assumed	(65)
Fair value of net assets acquired	25
Cash paid	5,429
Due to sellers	603
Total paid	6,032
Goodwill	$6,007

Goodwill is being amortized over a 15 year period. For the year ended December 31, 2001, amortization was $201. The acquisition was accounted for as a purchase and results of operations have been included in the consolidated financial statements from the date of acquisition. Pro forma net assets and results of operations of this acquisition had the acquisition occurred at the beginning of 2001 are not material and accordingly, have not been provided. Results of UOT's operations for the period from January 1, 2001 through June 12, 2001 are not significant to the Company's operations for the year ended December 31, 2001.

Prior to the acquisition, the Company paid management fees to UOT of $547 and $388 for the years ended December 31, 2001 and 2000, respectively.

On June 15, 2001, in accordance with the Company's recapitalization, the Company purchased five vessels for an aggregate purchase price of approximately $145,050 and also purchased certain other assets. Consideration in this transaction consisted of approximately 5,675,000 shares of common stock at an initial public offering price of $18.00 per share, subject to post closing adjustment, and the assumption of indebtedness.

From June 27, 2001 through August 24, 2001, the Company acquired ten vessels for an aggregate purchase price of approximately $283,636. Included in this purchase price are 1,680,000 shares of common stock at an initial public offering price of $18.00 per share, subject to post closing adjustment, valued at $30,243.

3. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31, 2001	2000
Bunkers and lubricants inventory	$5,351	$1,650
Deferred IPO costs	—	768
Fair value of cash flow hedge	231	—
Other	1,526	2,239
Total	$7,108	$4,657

4. OTHER FIXED ASSETS

Other fixed assets consist of the following:

	December 31, 2001	2000
Other fixed assets:		
Furniture, fixtures and equipment	$ 369	$ 197
Vessel equipment	1,142	1,126
Computer equipment	155	36
Total cost	1,666	1,359
Less accumulated depreciation	644	385
Total	$1,022	$ 974

5. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following:

	December 31, 2001	2000
Accounts payable	$4,062	$2,367
Accrued expenses	3,682	1,334
Fair value of cash flow hedges	1,338	—
Accrued time charter termination costs	—	3,000
Total	$9,082	$6,701

6. NOTE PAYABLE TO SHAREHOLDER

In connection with the purchase of a vessel during the third quarter of 1999, one of the Company's subsidiaries entered into a loan agreement with a shareholder. The loan was evidenced by a note bearing interest at 10% and was due on March 31, 2000. Interest expense under this loan was $617 and $458 for the years ended December 31, 2000 and 1999, respectively. The loan was secured by a pledge of a vessel, which had a net book value of $17,888 at December 31, 1999. Subsequent to December 31, 1999, one of the Company's subsidiaries negotiated a new loan facility with a bank for the purchase of additional vessels. In connection with obtaining this financing, the shareholder contributed to capital the note payable of $15,000 and accrued interest of $250, which was incurred during the year ended December 31, 2000.

7. LONG-TERM DEBT

Long-term debt consists of the following:

	December 31, 2001	2000
Senior Loans	$ —	$223,437
Junior Loans	—	18,348
First Credit Facility		
Term Loan	177,000	—
Revolving Credit Facility	11,100	—
Second Credit Facility		
Term Loan	101,500	—
Revolving Credit Facility	50,000	—
Total	$339,600	$241,785
Less: Current portion of long term debt	73,000	33,050
Long-term debt	266,600	208,735

At the time of the Company's recapitalization on June 12, 2001, the Company's subsidiaries were party to 12 loan facilities, which consisted of senior and junior facilities, with aggregate outstanding principal balances of approximately $217,850. Interest rates under these loan facilities were adjusted quarterly and ranged from 1.125% to 3.0% above the London Interbank Offered Rate ("LIBOR"). Interest rates during the year ended December 31, 2001 ranged from 5.2% to 8.4% and 7.0% to 10.0% under the senior and junior loan facilities, respectively.

The Company had entered into interest rate swap agreements to manage interest costs and the risk associated with changing interest rates. The Company had outstanding ten interest rate swap agreements with foreign banks at December 31, 2000. These agreements effectively fixed the Company's interest rate exposure on its senior and junior loan facilities, which are based on LIBOR to fixed rates ranging from 6.2% to 7.0%. The differential to be paid or received was recognized as an adjustment to interest expense as incurred.

On June 15, 2001, all 12 loan facilities were fully repaid, $70,100 from the proceeds of the Company's Initial Public Offering and the remainder with borrowings made under a new credit facility (the "First Credit Facility"). The Company wrote off the unamortized deferred loan costs aggregating $1,184 associated with those facilities as an extraordinary expense. In June 2001, the Company terminated all of its interest rate swap agreements by paying the counterparties an aggregate amount of $1,822. This termination has been recorded in the statement of operations as other expense.

In June 2001 the Company entered into two new credit facilities. The First Credit Facility is comprised of a $200,000 term loan and a $100,000 revolving loan. The First Credit Facility matures on June 15, 2006. The term loan is repayable in quarterly installments. The principal of the revolving loan is payable at maturity. The First Credit Facility bears interest at LIBOR plus 1.5%. The Company must pay a fee of 0.625% per annum on the unused portion of the revolving loan on a quarterly basis. As of

December 31, 2001, the Company had $177,000 outstanding on the term loan and $11,100 outstanding on the revolving loan. The Company's obligations under the First Credit Facility are secured by 20 vessels, with an aggregate carrying value of $516,587 at December 31, 2001.

On June 27, 2001, the Company entered into an additional credit facility (the "Second Credit Facility") consisting of a $115,000 term loan and a $50,000 revolving loan. The Second Credit Facility maturity date is June 27, 2006. The term loan is repayable in quarterly installments. The principal of the revolving loan is payable at maturity. The Second Credit Facility bears interest at LIBOR plus 1.5%. The Company must pay a fee of 0.625% per annum on the unused portion of the revolving loan on a quarterly basis. As of December 31, 2001, the Company had $101,500 outstanding on the term loan and $50,000 outstanding on the revolving loan. The Company's obligations under the Second Credit facility agreements are secured by nine vessels with a carrying value of $268,009 at December 31, 2001.

Interest rates during the year ended December 31, 2001 ranged from 3.44% to 5.31% on the First and Second Credit Facilities.

In August 2001, the Company entered into an interest rate swap agreement with a foreign bank to manage interest costs and the risk associated with changing interest rates. This swap had a notional principal amount of $94,250 and fixed interest rate exposure on 50% of its First Credit Facility to a fixed rate of 6.25%. The differential to be paid or received is recognized as an adjustment to interest expense as incurred from the interest rate swap's effective date of September 15, 2001. The swap agreement terminates on June 15, 2006. In October 2001, the Company entered into a second interest rate swap agreement with a foreign bank with a notional principal amount of $54,125 which fixed interest rate exposure on 50% of its Second Credit Facility to a fixed rate of 5.485%. The changes in the notional principal amounts of the swaps of December 31, 2000 and 1999 are as follows:

	December 31, 2001	2000
Notional principal amount, beginning of year	$ 85,450	$103,750
Amortization of swaps	(17,575)	(18,300)
Termination	(77,000)	—
Addition	148,375	—
Notional principal amount, end of year	$139,250	$ 85,450

The Company would have paid approximately $1,107 and $662 to settle all outstanding swap agreements based upon their aggregate fair values as of December 31, 2001 and 2000, respectively. This fair value is based upon estimates received from financial institutions.

Interest (expense) income pertaining to interest rate swaps for the years ended December 31, 2001, 2000 and 1999 was $(943), $141 and ($1,102), respectively.

Interest expense under all of the Company's credit facilities was $17,728, $19,414 and $15,404 for the years ended December 31, 2001, 2000 and 1999, respectively.

The terms and conditions of the First and Second Credit Facilities require compliance with certain restrictive covenants, which the Company feels are consistent with loan facilities incurred by other shipping companies. Under the credit facilities, the Company is required to maintain certain ratios such as: vessel market value to loan outstanding, EBITDA to net interest expense and to maintain minimum levels of working capital. The loan facility agreements also contain, among other things, prohibitions against additional borrowing, guarantees, and payments of dividends. As of December 31, 2001, the Company was in compliance with its covenants.

Based on borrowings as of December 31, aggregate maturities without any mandatory prepayments under the First Credit Facility and Second Credit Facility are the following:

	First Credit Facility		Second Credit Facility		
Year Ending December 31,	Term Loan	Revolving Credit Facility	Term Loan	Revolving Credit Facility	Total
2002	$ 46,000	$ —	$ 27,000	$ —	$ 73,000
2003	41,000	—	21,500	—	62,500
2004	36,000	—	16,000	—	52,000
2005	36,000	—	16,000	—	52,000
2006	18,000	11,100	21,000	50,000	100,100
Total	$177,000	$11,100	$101,500	$50,000	$339,600

8. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments are as follows:

	December 31,			
	2001		2000	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash	$ 17,186	$ 17,186	$ 23,523	$ 23,523
Floating rate debt	339,600	339,600	241,785	241,785
Cash flow hedges—net liability position	1,107	1,107	—	662

The fair value of long-term debt is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. The carrying value approximates the fair market value for the variable rate loans. The fair value of interest rate swaps (used for purposes other than trading) is the estimated amount the Company would pay to terminate swap agreements at the reporting date, taking into account current interest rates and the current creditworthiness of the swap counter-parties.

9. REVENUE FROM TIME CHARTERS

Total revenue earned on time charters for the years ended December 31, 2001, 2000 and 1999 was $47,520, $41,512 and $35,230, respectively. Future minimum time charter revenue, based on vessels committed to noncancelable time charter contracts excluding time charters that are subject to a market rate adjustment with no minimum daily rate at December 31, 2001 is:

Year Ended December 31,	
2002	$23,817
2003	8,848
	$32,665

10. SIGNIFICANT CUSTOMERS

For the year ended December 31, 2001, the Company earned $27,389 from one customer which represented 12.6% of voyage revenues. For the year ended December 31, 2000, the Company earned approximately $19,376 and $14,902 from two customers which represented 14.7% and 11.3% of voyage revenues, respectively. For the year ended December 31, 1999, the Company earned approximately $16,002 from one customer which represent 22.4% of voyage revenues.

11. RELATED PARTY TRANSACTIONS

The following are related party transactions not disclosed elsewhere in these financial statements:

The Company rents office space as its principal executive offices in a building currently leased by GenMar Realty LLC, a company wholly owned by Peter C. Georgiopoulos, the Chairman and Chief Executive Officer of the Company. There is no lease agreement between the Company and GenMar Realty LLC. The Company currently pays an occupancy fee on a month to month basis in the amount of $55. For the period from April 1, 2000 to December 31, 2000, the Company expensed $495 for occupancy fees. For the year ended December 31, 2001, the Company's occupancy fees were $660. Occupancy fees of $306 remain unpaid and were included in accounts payable at December 31, 2001.

Included in prepaid expenses and other current assets are net advances to Mr. Georgiopoulos, which amounted to $486 at December 31, 2001 and December 2000.

During 2001 and 2000, the Company paid approximately $10 and $104 to Poles, Tublin, Patestides & Stratakis LLP, a law firm with which the father of Mr. Georgiopoulos is affiliated. Included in accounts payable and accrued expenses as of December 31, 2001 and 2000, are unpaid fees to this law firm of $181 and $0, respectively.

12. SAVINGS PLAN

In November 2001, the Company established a 401(k) Plan (the "Plan") which is available to full-time employees who meet the Plan's eligibility requirements. This Plan is a defined contribution plan, which permits employees to make contributions up to 15 percent of their annual salaries with the Company matching up to the first three percent. The matching contribution vests over a four year period, retroactive to date of hire. During 2001, the Company's matching contribution to the Plan was $26.

13. STOCK OPTION PLAN

On June 10, 2001, the Company adopted the General Maritime Corporation 2001 Stock Incentive Plan. Under this plan our compensation committee, another designated committee of the Company's board of directors or the board of directors may grant a variety of stock based incentive awards to employees, directors and consultants whom the compensation committee (or other committee or the board of directors) believes are key to the Company's success. The compensation committee may award incentive stock options, nonqualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock and performance shares.

The aggregate number of shares of common stock available for award under the 2001 Stock Incentive Plan is 2,900,000 shares. As of June 30, 2001, the Company granted incentive stock options and nonqualified stock options to purchase 860,000 shares of common stock at an exercise price of $18 per share under the provisions of the 2001 Stock Incentive Plan. These options expire in 10 years. Options to purchase 110,000 shares of common stock vested immediately on June 12, 2001, the date of the grant. Of the remaining 750,000 options, 25% will vest on each of the first four anniversaries of the grant date. All options granted under this plan will vest upon a change of control, as defined. These options will be incentive stock options to the extent allowable under the Internal Revenue Code.

The Company follows the provisions of APB 25 to account for its stock option plan. The fair value of the options were determined on the date of grant using a Black-Scholes option-pricing model. These options were valued based on the following assumptions: an estimated life of five years, volatility of 54%, risk free interest rate of 5.5%, and no dividend yield. The fair value of the 860,000 options to purchase common stock granted on June 12, 2001 is $8.50 per share.

Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the methods recommended by SFAS No. 123, the Company's net income and net income per share for the year ended December 31, 2001, would have been stated at the pro forma amounts indicated below:

Net income:	
As reported	$ 51,221
Pro forma	48,457
Basic and diluted earnings per share (as reported):	
Income before extraordinary loss	$ 1.74
Net income	$ 1.70
Basic and diluted earnings per share (pro forma):	
Income before extraordinary loss	$ 1.65
Net income	$ 1.61

14. LEGAL PROCEEDINGS

The Company or its subsidiaries are party to the following legal proceedings which arose from matters incidental to its business.

General Maritime time chartered one of its vessels in September 1997, for a period of four years plus or minus 30 days. Under the charter, the Company had the right to cancel the balance of the charter at any time after its second anniversary date upon 90 days' written notice with a payment of $1,000 to the charterer, which payment has been made by the Company. On October 2, 2000, the Company gave notice to the charterer that this option was being exercised. Subsequently, it was calculated that redelivery was to take place on February 2, 2001. In January 2001, the charterer indicated that it was not possible to complete a laden voyage by such date. The charterer asserted that the vessel would not have to be redelivered until February 24, 2001, which would permit it time to conduct an additional voyage. The charterer demanded arbitration and, under protest, redelivered the vessel to the Company on January 14, 2001. The charterer has alleged that it is entitled to damages in the amount of $1,943, exclusive of interest and costs, as a result of its inability to commence and complete another voyage. The Company's position is that pursuant to the terms of the charter and the existing law, the charterer was not entitled to commence another voyage if the vessel could not reasonably be redelivered prior to the redelivery date. The Company believes that the charterer's anticipatory breach of the charter has damaged it. The parties agreed to arbitration in the State of New York and nominated a sole arbitrator. The parties have exchanged correspondence expressing differing views of the law and the facts of the matter and have made various settlement offers. At a hearing held before the arbitrator on October 3, 2001, the charterer presented witnesses and other evidence in support of its claim. A second hearing was held on November 20, 2001, at which the Company presented witnesses in support of its claim. Both sides have notified the arbitrator that they do not intend to call any more witnesses, and the parties are awaiting a schedule for the submission of briefs to the arbitrator.

On March 14, 2001, one of the Company's vessels experienced severe weather while unloading at the BP Amoco Co. terminal in Texas City, Texas. As a result of heavy winds, the vessel became separated from the terminal. The terminal's loading arms were damaged and there was a discharge of approximately 200 to 300 barrels of oil. The U.S. Coast Guard has determined that this oil originated from the terminal and that BP Amoco is the responsible party for the discharge under the Oil Pollution Act of 1990, although BP Amoco retains a right of contribution against the vessel. On March 16, 2001, BP Amoco Corporation, BP Amoco Oil Co. and Amoco Oil Company filed a lawsuit in the United States District Court for the Southern District of Texas, Galveston Division, against the Company, seeking damages in the amount of $1,500. The protection and indemnity association for this vessel, which provides insurance coverage for such incidents, issued a letter to BP Amoco Co., et al. guaranteeing the payment of up to $1,500 for any damages for which this vessel may be found liable in order to prevent the arrest of the vessel. On or about August 3, 2001, Valero Refining Company-Texas and Valero Marketing & Supply Co., co-lessors with BP Amoco of the BP Amoco terminal and the voyage charterer of the vessel, intervened in the above-referenced lawsuit, asserting claims against the Company and BP Amoco in the aggregate amount of approximately $3,200. On or about September 28, 2001, BP Amoco filed a second amended complaint, increasing the aggregate amount of its claims against the defendants, including General Maritime, from $1,500 to approximately $3,200. BP Amoco asserted that such increase is due to subsequent demurrage claims made against BP Amoco by other vessels whose voyages were delayed or otherwise affected by the incident. The Company believes that the claims asserted by BP Amoco are generally the same as those asserted by Valero Refining Company-Texas and Valero Marketing & Supply Co. and that, as a result, the aggregate amount of such claims taken together will be approximately $3,200. A counterclaim has been filed on behalf of the Defendants against the BP Amoco and Valero plaintiffs in the approximate amount of $25. On October 30, 2001, these two civil actions were consolidated and on December 26, 2001, a complaint for damages in an unspecified amount due to personal injuries from the inhalation of oil fumes was filed by certain individuals against the Company and BP Amoco. These personal injury plaintiffs filed an amended complaint on January 24, 2002, adding another individual as a plaintiff and asserting a claim against the Company for punitive damages. General Maritime believes that the claim for punitive damages is without merit. With the possible exception of the claim for punitive damages, all of the claims asserted against the Company appear to be covered by insurance. Accordingly, the Company believes that this incident will have no material effect on its results of operations.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

In August 2000, we appointed Deloitte & Touche LLP as our certifying accountants to replace Ernst & Young LLP. This action was subsequently approved by our board of directors. During 1999 and 1998 and the subsequent interim period through August 2000, we had no disagreements with Ernst & Young LLP on any matter of account principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Ernst & Young LLP would have caused them to make reference to the subject matter of the disagreements in the report. Neither of Ernst & Young LLP's reports on our financial statements for 1999 and 1998 contained an adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of
General Maritime Corporation
New York, NY

We have audited the accompanying consolidated balance sheets of General Maritime Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of General Maritime Corporation and subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
New York, NY
February 22, 2002

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of
General Maritime Corporation

We have audited the accompanying consolidated statements of operations, shareholders' equity, and cash flows for the year ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of General Maritime Corporation for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP
New York, NY
November 10, 2000,
except for the information set forth under "Recapitalization Plan" included in Note 1, as to which the date is June 12, 2001.

EXECUTIVE TEAM

Peter C. Georgiopoulos
Chairman, Chief Executive Officer and Director

John P. Tavlarios
President, Chief Operating Officer and Director

James C. Christodoulou
Vice President, Chief Financial Officer and Secretary

John C. Georgiopoulos
Vice President, Chief Administrative Officer and Treasurer

BOARD OF DIRECTORS

Peter C. Georgiopoulos
Chairman and Chief Executive Officer
General Maritime Corporation

John P. Tavlarios
President and Chief Operating Officer
General Maritime Corporation

Sir Peter G. Cazalet
Retired

William J. Crabtree(1)(2)
Consultant
Universe Tankships (Delaware) LLC

Rex W. Harrington(1)
Retired

Stephen A. Kaplan(2)
Principal
Oaktree Capital Management, LLC

Peter S. Shaerf(1)(2)
Senior Vice President
American Marine Advisors, Inc.

(1) member Audit Committee
(2) member Compensation Committee

CORPORATE OFFICES

General Maritime Corporation
35 West 56th Street
New York, New York 10019
(212) 763-5600
www.generalmaritimecorp.com

STOCK LISTING

General Maritime Corporation's common stock is traded on the New York Stock Exchange under the symbol GMR. The company has never declared or paid any cash dividends on its common stock and currently has no plans to do so. As of February 19, 2001, General Maritime Corporation had approximately 1,000 shareholders.

	Price Range of Common Stock	
	High	Low
2nd Quarter*	$16.75	$12.81
3rd Quarter	$14.21	$8.95
4th Quarter	$10.80	$8.14

*Beginning on the date of General Maritime Corporation's initial public offering on June 12, 2001

TRANSFER AGENT

Mellon Investor Services LLC
44 Wall Street, 7th Floor
New York, New York 10005

LEGAL COUNSEL

Kramer Levin Naftalis & Frankel LLP
919 Third Avenue
New York, New York 10022
(212) 715-9100

INDEPENDENT AUDITORS

Deloitte and Touche
1633 Broadway
New York, New York 10019
(212) 489-1600

INVESTOR RELATIONS CONTACT

James C. Christodoulou
General Maritime Corporation
35 West 56th Street
New York, New York 10019
(212) 763-5614

NOTICE OF ANNUAL MEETING

General Maritime Corporation will conduct its Annual Meeting at The Pierre Hotel, New York City, NY 10021 on May 16, 2002.

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AFRAMAX CLASS TANKERS:

Vessel	Hull	Type	Year Built
Genmar Agamemnon	Double Hull	Aframax	9/1995
Genmar Ajax	Double Hull	Aframax	7/1996
Genmar Alexandra	Double Hull	Aframax	6/1992
Genmar Boss	Double Side	Aframax	4/1985
Genmar Challenger	Double Hull	OBO Aframax	9/1991
Genmar Champion	Double Hull	OBO Aframax	6/1992
Genmar Commander	Single Hull	Aframax	6/1989
Genmar Constantine	Double Hull	Aframax	10/1992
Genmar Endurance	Double Hull	OBO Aframax	11/1991
Genmar Gabriel	Double Side	Aframax	3/1990
Genmar George	Double Side	Aframax	8/1989
Genmar Hector	Double Hull	OBO Aframax	5/1992
Genmar Leonidas	Double Side	Aframax	7/1991
Genmar Minotaur	Double Hull	Aframax	11/1995
Genmar Nestor	Double Side	Aframax	3/1990
Genmar Pericles	Double Hull	OBO Aframax	3/1992
Genmar Spirit	Double Hull	OBO Aframax	3/1992
Genmar Star	Double Hull	OBO Aframax	5/1992
Genmar Sun	Double Side	Aframax	3/1985
Genmar Trader	Double Hull	OBO Aframax	9/1991
Genmar Trust	Double Hull	OBO Aframax	1/1992
Kentucky	Single Hull	Aframax	11/1981
Stavanger Prince	Single Hull	Aframax	6/1979
West Virginia	Single Hull	Aframax	2/1981



GENMAR HARRIET

SUEZMAX CLASS TANKERS:

Vessel	Hull	Type	Year Built
Genmar Alta	Single Hull	Suezmax	3/1990
Genmar Harriet	Single Hull	Suezmax	12/1989
Genmar Macedon	Single Hull	Suezmax	6/1990
Genmar Spartiate	Single Hull	Suezmax	10/1991
Genmar Zoe	Single Hull	Suezmax	5/1991



GENERAL MARITIME CORPORATION

35 WEST 56TH STREET
NEW YORK, NY 10019
212 763-5600
WWW.GENERALMARITIMECORP.COM